Exhibit 99.2

Management’s Discussion and Analysis of Financial Results

March 1, 2017

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in this Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2016, includes material information up to March 1, 2017. Financial data provided has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in millions of Canadian dollars except per unit amounts. Amounts in U.S. dollars are identified as “US$.”

Brookfield Canada Office Properties (“BOX,” the “Trust,” “we”, “our” or “us”) was formed in connection with the reorganization of BPO Properties Ltd. (“BPP”), a former wholly-owned subsidiary of Brookfield Office Properties Inc. (“BOPI”), on May 1, 2010, in which BPP’s directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired BOPI’s interest in Brookfield Place Toronto, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations.

On December 1, 2011, we acquired from BOPI, a 25% interest in nine office assets from its Canadian Office Fund portfolio totaling 6.5 million square feet in Toronto and Ottawa. On July 11, 2013, we acquired Bay Adelaide East from BOPI totaling 1.2 million square feet in Toronto and on October 14, 2014, we acquired Brookfield Place Calgary East from BOPI totaling 1.4 million square feet in Calgary.

The following discussion and analysis is intended to provide readers with an assessment of the performance of BOX over the past year as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 37 of this report. In Part II – Financial Statement Analysis, we review our operating performance and financial position as presented in our financial statements prepared in accordance with IFRS.

We included our discussion of operating performance on an IFRS basis beginning on page 18 of the MD&A followed by a discussion of non-IFRS measures. Included in non-IFRS measures are commercial property net operating income, same property net operating income ("Same property NOI"), Trust funds from operations ("Trust FFO"), adjusted funds from operations ("AFFO"), total equity per unit, adjusted commercial property revenue and revaluation (losses) gains on a per-unit and/or total basis. Commercial property net operating income, same property net operating income, Trust funds from operations, adjusted funds from operations, total equity per unit, adjusted commercial property revenue and revaluation (losses) gains do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as adjusted commercial property revenue net of direct property operating expenses, including property administration costs that have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). Included in adjusted commercial property revenue and revaluation (losses) gains is the impact of rental payments received pursuant to a related party lease, which in accordance with IFRS, would be included in fair value gains (losses). We believe the inclusion of the rental lease payments, net of non-cash rental revenue, is important to help investors understand the contracted economics of the Bay Adelaide East acquisition on an "as-if-completed-and-stabilized basis" and the related recurring operating cash flows generated pursuant to that arrangement. "As-if-completed-and-stabilized basis" refers to BOPI retaining the development obligations including construction, lease-up and financing. Same property NOI is a subset of net operating income, which excludes net operating income that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature. Trust FFO is defined as net income prior to transaction costs, revaluation (losses) gains which include the impact of rental payments received from the related party lease as described above, and certain other non-cash items, if any. Trust FFO does not represent or approximate cash generated from operating activities and is determined in accordance with the Real Property Association of Canada (“REALPAC”) FFO white paper, except for the inclusion of the rental lease payments. It further includes all adjustments that are outlined in the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO. AFFO is defined by us as Trust FFO net of actual second-generation leasing commissions and tenant improvements, actual maintaining value capital expenditures and straight-line rental income. Total equity per unit represents the book value of it's total equity divided by total units outstanding.

Commercial property net operating income is an important measure that both investors and management use to assess operating performance of our commercial properties, and same property net operating income allows the Trust to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and non-recurring income (charges). Trust funds from operations is a widely used measure in analyzing the performance of real estate notwithstanding the variability of its fair value. Adjusted funds from operations is a measure used to assess an entity’s ability to pay distributions. Total equity per unit is an important measure of an entity's current financial position because it reflects its total equity adjusted for all inflows and outflows, including Trust FFO and changes in the value of its investment properties. We provide the components of commercial property net operating income, a reconciliation of adjusted commercial property revenue and revaluation (losses) gains, a reconciliation of commercial property net operating income to net income, a full reconciliation of net income to Trust funds from operations and adjusted funds from operations, and a reconciliation of cash generated from operating activities to adjusted funds from operations beginning on page 22.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

Brookfield Canada Office Properties	1

OVERVIEW OF THE BUSINESS

BOX is a publicly traded, real estate investment trust listed on the Toronto and New York stock exchanges under the symbol BOX.UN and BOXC, respectively.

The Trust invests, develops and operates commercial office properties in Toronto, Ottawa and Calgary.

At December 31, 2016, the carrying value of BOX’s total assets was $6,157.2 million. During the year ended December 31, 2016, we generated a net income of $95.5 million ($1.02 per unit), $156.9 million of Trust funds from operations ($1.68 per unit), and $121.1 million of adjusted funds from operations ($1.30 per unit).

2	2016 Annual Report

FINANCIAL HIGHLIGHTS

BOX’s financial results are as follows:

(Millions, except per-unit amounts)	2016	2015	2014
Results of operations
Net income	$95.5	$351.4	$116.1
Trust funds from operations(1)(2)	156.9	145.8	158.2
Adjusted funds from operations(1)(3)	121.1	94.6	121.5
Distributions	270.7	115.5	113.4
Per unit amounts – attributable to unitholders
Net income	1.02	3.76	1.24
Trust funds from operations(1)(2)	1.68	1.56	1.70
Adjusted funds from operations(1)(3)	1.30	1.01	1.30
Distributions(4)	1.29	1.24	1.21

(Millions, except per-unit amounts)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Balance sheet data
Total assets	$6,157.2	$6,356.5	$5,943.4
Investment properties	6,081.3	6,267.8	5,802.4
Investment property and corporate debt	2,828.0	2,838.5	2,649.7
Total equity	3,162.4	3,333.0	3,096.3
Total equity per unit(1)	33.82	35.72	33.19

(1)	Non-IFRS measure. Refer to description of non-IFRS measures and reference to reconciliation to comparable IFRS measures beginning on page 20.
(2)	Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 21.
(3)	Based on actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred.
(4)	Excludes special distribution of $149.3 million ($1.60 per Trust unit), paid out on April 19, 2016 to holders of record at the close of business on April 5, 2016.

COMMERCIAL PROPERTY OPERATIONS

Our strategy to own premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, has created one of Canada’s most distinguished portfolios of office properties. Our commercial-property portfolio consists of interests in 26 properties totaling 20.3 million square feet, including 3.7 million square feet of parking and other. Our development portfolio consists of the Brookfield Place Calgary East development site totaling 1.4 million square feet in Calgary. Our markets are the financial, government and energy sectors primarily located in the cities of Toronto and Calgary. Our strategy is concentrating operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

Gross Leasable Area by City	Gross Leasable Area by Tenant Base
as of December 31, 2016	as of December 31, 2016

We remain focused on the following strategic priorities:

•	Realizing value from our investment properties through proactive leasing initiatives;
•	Prudent capital management, including the refinancing of mature investment properties; and
•	Acquiring high-quality investment properties in our primary markets for value when opportunities arise.

Brookfield Canada Office Properties	3

 The following table summarizes our commercial property portfolio by region as at December 31, 2016:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	BOX’s Owned Interest (000’s Sq. Ft.)	Fair Value (Millions)	Fair Value Per Sq. Ft.	Debt(1) (Millions)	Net Book Equity(2) (Millions)
Commercial properties
Eastern region	18	13,507	8,220	$3,875.9	$472	$1,711.1	$2,164.8
Western region	8	6,827	3,415	1,521.1	445	731.9	789.2
Total	26	20,334	11,635	$5,397.0	$464	$2,443.0	$2,954.0

(1)	Excludes debt associated with our development property and corporate debt.
(2)	Represents fair value less debt and excludes working capital, and is a non-IFRS measure.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include government and related agencies, Suncor Energy Inc., Bank of Montreal, Deloitte LLP and Canadian Natural Resources. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, beginning on page 26.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 4.3% of our leases, on average, mature annually up to and including 2020. Our average lease term is eight years.

The following is a breakdown of lease maturities by region with associated in-place rental rates on our commercial properties:

	Total Portfolio			Toronto, Ontario			Ottawa, Ontario
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	874	5.3		419	4.5		86	5.0
2017	187	1.1	$33	130	1.4	$33	11	0.6	$24
2018	715	4.3	34	553	6.0	34	34	2.0	18
2019	688	4.1	27	519	5.6	25	86	5.0	23
2020	1,265	7.6	34	977	10.5	32	9	0.5	27
2021	1,358	8.2	30	664	7.2	35	574	33.2	23
2022	1,335	8.0	32	943	10.2	31	19	1.1	12
2023	1,078	6.5	24	708	7.6	25	263	15.2	17
2024 and beyond	9,130	54.9	32	4,351	47.0	32	648	37.4	20
Parking and other	3,704	—	—	1,706	—	—	804	—	—
Total	20,334	100.0%		10,970	100.0		2,534	100.0
Average market net rent(2) (3)			$27			$32			$18

	Calgary, Alberta			Other
			Net Rent			Net Rent
	000's		per	000’s		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	369	6.5		—	—
2017	46	0.8	$34	—	—	$—
2018	128	2.3	41	—	—	—
2019	82	1.5	42	1	33.3	28
2020	279	5.0	42	—	—	—
2021	120	2.1	39	—	—	—
2022	373	6.6	33	—	—	—
2023	107	1.9	36	—	—	—
2024 and beyond	4,129	73.3	34	2	66.7	26
Parking and other	1,194	—	—	—	—	—
Total	6,827	100.0		3	100
Average market net rent(2)			$23			$—

(1)	Net rent at expiration of lease.
(2)	Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year. Included on page 20 is the average leasing net rent achieved on our year-to-date leasing as compared to the average expiring net rent.
(3)	Average market net rent for Toronto reflects higher market rents for Brookfield Place Toronto, Bay Adelaide West and Bay Adelaide East, which comprise 39% of BOX’s exposure in Toronto.

4	2016 Annual Report

COMMERCIAL DEVELOPMENT

The following table summarizes our development project at December 31, 2016:

	Region	Location	Number of Sites	Owned Interest	Leasable Area (000's Sq. Ft.)
Brookfield Place Calgary East	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,400

Brookfield Place Calgary East is currently 81.4% pre-leased to Cenovus and Bank of Nova Scotia. Completion remains on target for late 2017.

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income per unit;
•	Commercial property net operating income(1);
•	Trust funds from operations per unit(1);
•	Adjusted funds from operations per unit(1);
•	Total equity per unit(1);
•	Overall indebtedness level;
•	Weighted-average cost of debt; and
•	Occupancy levels.

(1)Non IFRS-measure.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, Trust funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, Trust funds from operations, and adjusted funds from operations; therefore, they are unlikely to be comparable to similar measures presented by other entities. We provide the components of commercial property net operating income, a reconciliation of adjusted commercial property revenue and revaluation (losses) gains, a reconciliation of commercial property net operating income to net income and a full reconciliation of net income to Trust funds from operations and adjusted funds from operations beginning on page 22 of this MD&A.

Net Income

Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the Trust.

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;
•	Equity capital at a reasonable cost;
•	New property acquisitions that fit into our strategic plan; and
•	Investors for dispositions of peak value or non-core assets.

Brookfield Canada Office Properties	5

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $6,157.2 million at December 31, 2016 (compared to $6,356.5 million at December 31, 2015). The following is a summary of our assets:

(Millions)	Dec. 31, 2016	Dec. 31, 2015
Non-current assets
Investment properties
Commercial properties	$5,397.0	$5,805.1
Commercial development	684.3	462.7
	6,081.3	6,267.8
Current assets
Tenant and other receivables	15.8	23.8
Other assets	7.9	7.3
Cash and cash equivalents	52.2	57.6
	75.9	88.7
Total	$6,157.2	$6,356.5

COMMERCIAL PROPERTIES

Commercial properties comprise of our direct interests in wholly owned commercial properties and our proportionate share of the related assets, liabilities, revenue and expenses in our jointly controlled commercial properties.

The fair value of our commercial properties was $5,397.0 million as at December 31, 2016 (compared to $5,805.1 million at December 31, 2015). The decrease in value of commercial properties is primarily attributable to the disposition of Royal Centre in Vancouver and fair value losses in Calgary to reflect current market conditions; offset by increases across the Toronto region as a result of capital expenditures, leasing costs and rental rate increases due to improvements in tenant profiles and rental curves related to new leases and renewals.

A breakdown of our commercial properties is as follows:

			BOX’s
			Owned	Fair Value	Fair Value
	Number of	Total Area	Interest	Dec. 31, 2016	Dec. 31, 2015
	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Eastern region	18	13,507	8,220	$3,875.9	$3,723.0
Western region	8	6,827	3,415	1,521.1	2,082.1
Total commercial properties	26	20,334	11,635	$5,397.0	$5,805.1
Fair value per Sq. Ft.				$464	$467

The key valuation metrics for our commercial properties are as follows:

	December 31, 2016			December 31, 2015
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	7.00%	6.00%	6.08%	7.00%	6.00%	6.13%
Terminal cap rate	6.50%	5.00%	5.22%	6.50%	5.25%	5.51%
Hold period (yrs)	14	10	10	15	10	11
Western region
Discount rate	6.75%	6.25%	6.38%	6.75%	4.75%	6.01%
Terminal cap rate	6.25%	6.00%	6.07%	6.25%	3.53%	5.46%
Hold period (yrs)	11	10	10	11	10	10

Fair values are most sensitive to changes in discount rate assumptions and terminal capitalization rate assumptions. A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $108.3 million and $163.3 million, or 2.0% and 3.0%, respectively, at December 31, 2016. Discount rates and terminal capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the markets in which the assets are located. Changes in estimates of discount and terminal capitalization rates across different markets are often independent of each other and do not necessarily move in the same direction or of the same magnitude.

6	2016 Annual Report

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements or tenant inducements for leased space in order to accommodate the specific space requirements of the tenant. In addition to these allowances, leasing commissions are paid to third-party brokers and Brookfield Office Properties Management LP (“BOPM LP”), a subsidiary of BOPI. We may experience a delay between lease commencement and the payment of leasing costs due to timing of the tenant installation and the required inspections and certifications. For the year ended December 31, 2016, such expenditures totaled $32.7 million (compared to $43.8 million in 2015). The decrease is primarily related to deferred tenant installation costs mainly at Fifth Avenue Place and Bankers Hall.

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Total capital expenditures for the year ended December 31, 2016 totaled $39.0 million (compared to $20.6 million in 2015). These expenditures exclude repairs and maintenance costs. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our commercial properties.

Capital expenditures include maintaining value expenditures, which are those required in order to maintain the properties in their current operating state. Capital expenditures also include projects which represent improvements to an asset or reconfiguration of space that adds productive capacity in order to increase rentable area or increase current rental rates. For the year ended December 31, 2016, maintaining value capital expenditures totaled $4.9 million (compared with $8.7 million in 2015), enhancing capital expenditures totaled $18.3 million (compared with $11.9 million in 2015), while the remaining capital expenditures totaled $15.8 million (compared to $nil in 2015) consist of remaining construction costs at Bay Adelaide East. Capital expenditures are recoverable in some cases through contractual tenant cost-recovery payments. During the year ended December 31, 2016, $11.0 million of our total capital expenditures were recoverable (compared with $17.4 million in 2015).

The following table summarizes the second-generation leasing commissions and tenant improvements, and maintaining value capital expenditures recorded on our commercial properties during the year ended December 31, 2016. “Second-generation” leasing commissions and tenant improvements includes both new and renewal tenants for all of our commercial properties and vary with the timing of renewals, vacancies and tenant mix. These costs historically have been lower for renewals of existing tenants compared to new tenants.

For the year ended December 31, 2016, second-generation leasing commissions and tenant improvements of $25.9 million consisted primarily of leasing commissions incurred at Brookfield Place Toronto and Queen's Quay Terminal and tenant improvements incurred at Brookfield Place Toronto, Bay Adelaide West, Queens Quay Terminal, Bankers Hall and Fifth Avenue Place related to tenant build-outs. Compared to the prior year of $39.5 million, the decrease is primarily related to lower tenant improvements incurred at Bankers Hall, Fifth Avenue Place, Suncor Energy Centre and the sale of Royal Centre in the first quarter of 2016.

(Millions)	2016	2015
Second-generation leasing commissions and tenant improvements	$25.9	$39.5
Maintaining value capital expenditures	4.9	8.7
Total	$30.8	$48.2

(1)A normalized level of activity is estimated based on historical spend levels as well as anticipated levels over the next few years.

The following table summarizes the changes in value of our commercial properties during the year ended December 31, 2016:

(Millions)	Dec. 31, 2016
Balance at beginning of year	$5,805.1
Additions:
Capital expenditures and tenant improvements	63.3
Leasing commissions	8.1
Tenant inducements	0.2
Investment property disposition	(422.4)
Revaluation losses(1)	(60.0)
Other changes	2.7
Balance at end of year	$5,397.0

(1)Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 21.

Brookfield Canada Office Properties	7

COMMERCIAL DEVELOPMENT

Commercial development consists of Brookfield Place Calgary East which is a high quality, centrally located development site acquired from our parent company, BOPI for an aggregate total investment of $966.3 million. The building was purchased on an “as-if-completed-and-stabilized basis,” and as such, BOPI retains the development obligations including construction, lease-up and financing.

The following table summarizes the details of the transaction and operational information as at December 31, 2016:

(Millions, except Operational Information)	Brookfield Place Calgary East
Initial acquisition price	$245.5
Up-front equity commitment	81.8
First mortgage construction loan	575.0
Final payment due to BOPI on stabilization(1)	64.0
Aggregate total investment	$966.3

Operational Information
Total Leasable Area (000's Sq. Ft.)	1,400
Leased %	81.4%
Target Completion Date	Late 2017

(1)	Subject to achieving stabilized net operating income and targeted permanent financing, which is expected to occur in 2018.

Commercial development under active development is measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The total fair value of development land and infrastructure was $684.3 million at December 31, 2016.

The details of development expenditures are as follows:

(Millions)	2016	2015
Construction costs	$197.4	$261.2
Property taxes and other related costs	6.1	12.7
Borrowing costs capitalized	18.1	27.0
Total	$221.6	$300.9

The following table summarizes the changes in value of our commercial development during the year ended December 31, 2016:

(Millions)	Dec. 31, 2016
Balance at beginning of year	$462.7
Additions:
Development expenditures	221.6
Balance at end of year	$684.3

INVESTMENT PROPERTY DISPOSITION

During the year, we completed the sale of our 100% interest in Royal Centre. We generated net proceeds of $284.6 million

(Millions)	2016
Sale proceeds	$427.5
Selling costs	(5.1)
Investment property disposition	422.4
Repayment of mortgage	(137.8)
Net sale proceeds	$284.6

TENANT AND OTHER RECEIVABLES

Tenant and other receivables decreased to $15.8 million at December 31, 2016 from $23.8 million at December 31, 2015 mainly due to ground rent recoveries at Hudson's Bay Centre and receipt of outstanding rental payments at Bay Adelaide East pursuant to a related party lease.

OTHER ASSETS

At December 31, 2016, the balance of other assets is comprised of prepaid expenses and other assets of $7.9 million (compared to $7.3 million at December 31, 2015).

8	2016 Annual Report

CASH AND CASH EQUIVALENTS

We endeavor to maintain high levels of liquidity to ensure that we can meet distribution requirements and react quickly to potential investment opportunities. At December 31, 2016, cash balances were $52.2 million (compared to $57.6 million at December 31, 2015).

LIABILITIES AND EQUITY

Our asset base of $6,157.2 million is financed with a combination of debt and equity. The components of our liabilities and equity are as follows:

(Millions)	Dec. 31, 2016	Dec. 31, 2015
Liabilities
Non-current liabilities
Investment property and corporate debt	$2,753.6	$2,560.1
Current liabilities
Investment property and corporate debt	74.4	278.4
Accounts payable and other liabilities	166.8	185.0
	241.2	463.4
	2,994.8	3,023.5
Equity
Unitholders’ equity	879.0	923.8
Non-controlling interest	2,283.4	2,409.2
	3,162.4	3,333.0
Total liabilities and equity	$6,157.2	$6,356.5

INVESTMENT PROPERTY AND CORPORATE DEBT

Investment property and corporate debt (current and non-current) totaled $2,828.0 million at December 31, 2016 (compared to $2,838.5 million at December 31, 2015). Investment property and corporate debt at December 31, 2016 had a weighted-average interest rate of 3.77%. Debt on our investment properties is mainly non-recourse, thereby reducing overall financial risk to the Trust.

We attempt to match the maturity of our investment property debt portfolio with the average lease term of our properties. At December 31, 2016, the average term to maturity of our investment property debt was six years, compared to our average lease term of eight years.

During the second quarter of 2016, we extended our debt at Hudson's Bay Centre, Toronto with upfinancing of $40.0 million for an additional two-year period to May 2018 at a rate of CDOR plus 150 basis points.

During the third quarter of 2016, we extended the $350 million revolving corporate credit facility with existing lenders for an additional year under the existing financial terms, maturing August 29, 2021.

Brookfield Canada Office Properties	9

The details of investment property and corporate debt at December 31, 2016, are as follows:

	Location	Interest Rate %	Maturity Date	BOX’s Share (Millions)	Mortgage Details
Income Producing
2 Queen St. East	Toronto	5.64%	December 2017	$28.6	Non-recourse - fixed rate
Hudson's Bay Centre(1)	Toronto	2.38%	May 2018	137.3	Limited recourse - floating rate
Bay Adelaide East(2)	Toronto	2.74%	December 2018	326.7	Limited recourse - floating rate
Brookfield Place Toronto	Toronto	3.24%	January 2020	486.5	Non-recourse - fixed rate
22 Front St. West	Toronto	6.24%	October 2020	16.4	Non-recourse - fixed rate
Bankers Court	Calgary	4.96%	November 2020	41.1	Non-recourse - fixed rate
Queen's Quay Terminal	Toronto	5.40%	April 2021	78.6	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	4.71%	August 2021	154.2	Non-recourse - fixed rate
Bay Adelaide West	Toronto	4.43%	December 2021	368.5	Non-recourse - fixed rate
Exchange Tower	Toronto	4.03%	April 2022	105.7	Non-recourse - fixed rate
105 Adelaide St. West	Toronto	3.87%	May 2023	34.1	Non-recourse - fixed rate
Bankers Hall	Calgary	4.38%	November 2023	284.4	Non-recourse - fixed rate
First Canadian Place	Toronto	3.56%	December 2023	74.7	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	6.79%	January 2024	15.6	Non-recourse - fixed rate
Place de Ville I	Ottawa	3.75%	June 2025	21.0	Non-recourse - fixed rate
Place de Ville II	Ottawa	3.75%	June 2025	22.8	Non-recourse - fixed rate
Suncor Energy Centre	Calgary	5.19%	August 2033	257.4	Non-recourse - fixed rate

Development
Brookfield Place Calgary East(3)	Calgary	2.61%	November 2018	325.6	Limited recourse - floating rate

Corporate
$350M Corporate Revolver	-	2.36%	August 2021	60.0	Recourse - floating rate
		3.77%		2,839.2
Premium on assumed mortgages				0.8
Deferred financing costs				(12.0)
Total		3.77%		$2,828.0

(1)	This loan has limited recourse to the Trust for up to $15.0 million.
(2)	This loan has a three year term from the date of the initial advance maturing December 2016, and has limited recourse to the Trust for up to $50.0 million. Two one-year extension options are available provided certain leasing thresholds have been met and no material defaults have occurred. The second criteria to extend the maturity to 2018 has been met as of December 31, 2016.
(3)	This loan has limited recourse to the Trust for up to $60.0 million. A one-year extension option is available provided certain leasing thresholds have been met and no material defaults have occurred. The criteria to extend the maturity to 2018 has been met as of December 31, 2016.

Investment property and corporate debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization(1)	Maturities	Total(1)	Dec. 31, 2016
2017	$45.8	$28.6	$74.4	5.64%
2018	49.3	789.7	839.0	2.62%
2019	51.6	—	51.6	—%
2020	41.3	499.2	540.5	3.46%
2021	39.4	578.3	617.7	4.42%
2022 and thereafter	153.7	551.1	704.8	4.50%
Total	$381.1	$2,446.9	$2,828.0	3.77%

(1)Net of transaction costs.

10	2016 Annual Report

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and beyond:

	Payments Due By Period
(Millions)	Total	1 year	2 – 3 years	4 – 5 Years	After 5 Years
Investment property and corporate debt(1)	$2,828.0	$74.4	$890.6	$1,158.1	$704.9
Interest expense – investment property and corporate debt(2)	502.2	84.0	158.4	122.7	137.1
Minimum rental payments - ground leases(3)	479.4	7.4	14.9	14.9	442.2
	$3,809.6	$165.8	$1,063.9	$1,295.7	$1,284.2

(1)	Net of transaction costs.
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based at current interest rates.
(3)	Represents minimum rental payments, on an undiscounted basis, on land leases or other agreements.

CREDIT RATINGS

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in tenant demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by Dominion Bond Rating Service Inc. (“DBRS”) and Standard & Poor’s (“S&P”). Our credit ratings at December 31, 2016, and at the date of this report were:

	DBRS	S&P
Issuer Rating	BBB (stable)	BBB (stable)

We are committed to arranging our affairs to maintain these ratings and improve them over time.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not a recommendation to purchase, hold or sell our Trust Units, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

We and our operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees, and contingencies can be found in Note 15 of the consolidated financial statements.

INCOME TAXES

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

Brookfield Canada Office Properties	11

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities decreased to $166.8 million at December 31, 2016, from $185.0 million at December 31, 2015.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Dec. 31, 2016	Dec. 31, 2015
Accounts payable and accrued liabilities	$148.2	$165.9
Accrued interest	18.6	19.1
Total	$166.8	$185.0

EQUITY

The components of equity are as follows:

(Millions)	Dec. 31, 2016	Dec. 31, 2015
Trust Units	$559.0	$554.4
Contributed surplus	2.9	2.9
Retained earnings	317.1	366.5
Unitholders’ equity	879.0	923.8
Non-controlling interest	2,283.4	2,409.2
Total	$3,162.4	$3,333.0

The following tables summarize the changes in the units outstanding during the year ended December 31, 2016 and December 31, 2015:

	2016
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	26,250,344	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	162,827	—
Total units outstanding at December 31, 2016	26,413,171	67,088,022

	2015
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	26,218,183	67,088,022
Units repurchased	(37,053)	—
Units issued pursuant to Distribution Reinvestment Plan	69,214	—
Total units outstanding at December 31, 2015	26,250,344	67,088,022

At December 31, 2016, the weighted average number of Trust Units outstanding was 26,346,054 (compared to 26,246,958 for the year ended December 31, 2015).

In November 2016, we renewed our normal course issuer bid for our Trust Units for a further one-year period. During the twelve-month period commencing November 14, 2016 and ending November 13, 2017, we may purchase on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange and any alternative Canadian trading system up to 1,581,302 Trust Units, representing approximately 10% of our public float. During the year, we did not purchase any Trust Units through open market purchases. A copy of the Notice of Intention relating to our normal course issuer bid may be requested without charge.

Trust Units

Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and in any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and ratably without discrimination, preference, or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any written resolution of unitholders. The Trust Units have no conversion, retraction or redemption rights.

Special Voting Units

Special Voting Units are only issued in tandem with Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”) and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

12	2016 Annual Report

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or with respect to written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or to any interest in any distributions (whether of net income, net realized capital gains, or other amounts), or to any interest in any net assets in the event of termination or winding-up.

Non-Controlling interest

We classify the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit that entitles the holder thereof to receive notice of, to attend, and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per-unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

The following tables present distributions declared to Trust unitholders and non-controlling interest for the year ended December 31, 2016 and December 31, 2015.

	2016
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$73.3	$187.2
Payable as of December 31, 2016	2.9	7.3
Total	76.2	194.5
Per unit(1)	$1.29	$1.29

(1)	Excludes special distribution of $149.3 million or $1.60 per Trust unit, paid out on April 19, 2016 to holders of record at the close of business on April 5, 2016.

	2015
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$29.6	$76.3
Payable as of December 31, 2015	2.7	6.9
Total	32.3	83.2
Per unit	$1.24	$1.24

We determine annual distributions to unitholders by looking at forward-looking cash flow information, including forecasts and budgets and the future business prospects of the Trust. We do not consider periodic cash flow fluctuations resulting from items such as the timing of property operating costs, property tax installments, or semi-annual debenture and mortgage payable interest payments in determining the level of distributions to unitholders. To determine the level of cash distributions made to unitholders, we consider the impact of, among other items, the future growth in the income-producing portfolio, future acquisitions and dispositions, and leasing related to the income-producing portfolio. Annual distributions to unitholders are expected to continue to be funded by cash flows generated from our portfolio.

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for unitholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	make distributions;
•	fund those capital expenditures deemed mandatory, including tenant improvements;
•	fund current development costs not covered by construction loans; and
•	fund investing activities, which could include:
▪	discretionary capital expenditures;
▪	property acquisitions; and
▪	repurchases of our units.

Brookfield Canada Office Properties	13

We believe that our liquidity needs will be satisfied using cash on hand and cash flows generated from operating, investing, and financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, divestiture of non-core assets, draws on our credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, distributions, debt service, capital expenditures, and leasing costs in our commercial-property portfolio. We seek to increase income from our existing properties by controlling operating expenses and by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover. We believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs and to fund anticipated ongoing distributions. However, material changes in these factors may adversely affect our net cash flows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, unit distributions, development costs and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operating activities;
•	credit facilities and refinancing opportunities;
•	construction loans; and
•	divestiture of commercial properties.

Our investment property and corporate debt is primarily fixed-rate and non-recourse to the Trust. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 50% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance investment property and enhances equity returns.

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations, or refinancings.

At December 31, 2016, our available liquidity consists of $52.2 million of cash on hand, and $290.0 million of undrawn capacity on our corporate credit facility.

Cost of Capital

We continually strive to reduce our weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of December 31, 2016, our weighted-average cost of capital, assuming a long-term 9.0% return on equity, was 6.2%. Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that composes our portfolio. In determining the long-term 9.0% return on equity, management considers various factors including a review of various financial models such as dividend growth model and capital asset pricing model, as well as examination of market returns. Based on the calculations of the financial models, market returns and historic returns achieved by the Trust, management believes that the long-term 9.0% return is an appropriate benchmark.

14	2016 Annual Report

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Liabilities
Investment property and corporate debt	3.8%	3.8%	$2,828.0	$2,838.5
Unitholders’ equity
Trust Units(3)	9.0%	9.0%	692.5	682.8
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,760.0	1,748.6
Total	6.2%	6.2%	$5,280.5	$5,269.9

(1)	Total weighted-average cost of capital is calculated on the weighted average of underlying value.
(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX on the Toronto Stock Exchange.
(3)	Assumes a long-term 9.0% return on equity for December 31, 2016 and December 31, 2015.

OPERATING RESULTS

Included on the following pages is a discussion of the various components of our operating results in accordance with IFRS followed by a discussion of non-IFRS measures and corresponding reconciliations to comparable IFRS measures.

The following table represents operating results in accordance with IFRS:

(Millions, except per unit amounts)	2016	2015
Commercial property revenue	$522.5	$516.9
Direct commercial property expense	265.7	265.6
	256.8	251.3
Interest expense	91.6	84.3
General and administrative expense	24.8	23.1
Income before fair value (losses) gains	140.4	143.9
Fair value (losses) gains	(44.9)	207.5
Net income and comprehensive income	$95.5	$351.4
Net income and comprehensive income attributable to:
Unitholders	$26.8	$98.6
Non-controlling interest	68.7	252.8
	$95.5	$351.4
Net income per Trust unit	$1.02	$3.76

COMMERCIAL PROPERTY REVENUE

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs and property taxes. Revenue from investment properties totaled $522.5 million for the year ended December 31, 2016 (compared to $516.9 million in 2015). The increase is primarily due to incremental base rent and recoveries from Bay Adelaide East, higher base rents and recoveries at Bay Adelaide West, Exchange Tower, First Canadian Place and Queen’s Quay Terminal; offset by loss of base rents and recoveries from the sale of Royal Centre in the first quarter of 2016 and HSBC Building in the prior year, as well as lower base rents and recoveries related to expiries at Fifth Avenue Place.

The components of revenue are as follows:

(Millions)	2016	2015
Rental revenue	$502.8	$513.5
Non-cash rental revenue	16.9	1.1
Lease termination and other income	2.8	2.3
Commercial property revenue	$522.5	$516.9

Our strategy of owning premier properties in high-growth, and, in many instances, supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit-rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business. We feel confident with our current rollover exposure, which is the percentage of our total managed space currently scheduled to expire, and are focused on working toward renewals on expiries and backfilling vacant spaces in the upcoming months, as well as continuing to manage our rollover exposure in the future years.

Brookfield Canada Office Properties	15

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. During the year ended December 31, 2016, approximately 69% of our leases executed had rent escalation clauses. On average, these escalation clauses will increase rent annually by 1.1% over the terms of the respective leases. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2016, we recognized $16.9 million of non-cash rental revenue(compared to $1.1 million of non-cash rental revenue in 2015). Direct commercial property expenses, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning, and other property-related expenses were $265.7 million for the year ended December 31, 2016 (compared to $265.6 million in 2015).

Substantially all of our leases are net leases, in which the lessee is required to pay its proportionate share of the property’s operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property net operating income. Our total portfolio occupancy rate ended the quarter at 94.7%. At December 31, 2016, average in-place net rent throughout the portfolio was $30 per square foot, compared with an average market net rent of $27 per square foot.

The following table shows the average lease term, in-place rents, and estimated current market rents for similar space in each of our markets as of December 31, 2016:

		Avg.	Avg. In-Place(1)	Avg. Market(2)
	Leasable Area	Lease Term	Net Rent	Net Rent
Region	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
Toronto, Ontario	9,264	7.1	30	32
Ottawa, Ontario	1,730	6.8	20	18
Calgary, Alberta	5,633	10.0	32	23
Other	3	—	—	—
Total	16,630	8.0	30	27

(1)	Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortizing free rent periods provided on in-place leases.
(2)	Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year.

A summary of current and historical occupancy levels at December 31 for the past two years is as follows:

	Dec. 31, 2016		Dec. 31, 2015
	Leasable	%	Leasable	%
(000’s Sq. Ft., except % leased data)	Area	Leased	Area	Leased
Toronto, Ontario	9,264	95.5	9,220	95.1
Ottawa, Ontario	1,730	95.0	1,730	95.3
Calgary, Alberta	5,633	93.5	5,635	97.3
Vancouver, B.C.	—	—	581	93.7
Other	3	100.0	3	100.0
Total	16,630	94.7	17,169	95.8

During 2016, we leased 1,467,000 square feet of space, which included 846,000 square feet of new leasing, and 621,000 square feet of renewals, compared to expiries of 1,361,000 square feet and accelerated expiries of 150,000 square feet. The overall average leasing net rent was $33 per square foot, compared to an average expiring net rent of $31 per square foot. At December 31, 2016, the average leasing net rent related to new and renewed leases was $31 per square foot and $36 per square foot, respectively.

Leasing highlights from the fourth quarter include:

•	A 13-year, 125,000-square foot new lease with WSP Canada Inc. at Fifth Avenue Place
•	A five-year, 112,000-square foot renewal with Aird & Berlis LLP at Brookfield Place Toronto
•	A 10-year, 30,000-square foot new lease with Shire Pharma Canada ULC at Bay Adelaide East
•	A six-year, 27,000-square foot renewal with Glencore Canada Corporation at First Canadian Place
•	A 10-year, 17,000-square foot renewal with Russell Investments Canada at First Canadian Place
•	A 10-year, 15,000-square foot new lease with The Consulate General of Israel at Hudson's Bay Centre
•	A five-year, 13,000-square foot new lease with ECN Capital Corporation at Brookfield Place Toronto
•	A five-year, 12,000-square foot renewal and expansion lease with China Construction Bank at Brookfield Place Toronto
•	A seven-year, 10,000-square foot new lease with DLA Piper (Canada) LLP at First Canadian Place

16	2016 Annual Report

The details of our leasing activity for the year ended December 31, 2016, are as follows:

		Activities during the year ended December 31, 2016
			Average(2)			Year One(3)	Average(4)
	Dec. 31, 2015		Expiring	Leasing		Leasing	Leasing	Transfer/ (5)	Dec. 31, 2016
(000's Sq. Ft.)	Leased(1)	Expiries	Net Rent	New	Renewal	Net Rent	Net Rent	Disposition	Leased
Toronto, Ontario	8,807	(1,054)	$34	526	566	$35	$36	—	8,845
Ottawa, Ontario	1,650	(44)	16	10	28	16	16	—	1,644
Calgary, Alberta	5,480	(412)	26	170	26	23	25	—	5,264
Vancouver, B.C.	545	(1)	50	—	1	50	50	(545)	—
Other	3	—	—	—	—	—	—	—	3
Total Leasing	16,485	(1,511)	$31	706	621	32	33	(545)	15,756

Development	1,000	—	—	140	—	—	—	—	1,140

(1)	Restated for re-measurements.
(2)	Represents net rent in the final year.
(3)	Year one leasing net rent is the rent at the commencement of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortization of free rent periods.
(4)	Average leasing net rent is the average rent over the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but including the impact of straight-lining rent escalations or amortization of free rent periods.
(5)	Represents the disposition of Royal Centre in Q1 2016.

Additionally, during the year ended December 31, 2016, tenant improvements and leasing costs related to leasing activity that occurred averaged $16.77 per square foot, of which $26.66 per square foot and $5.52 per square foot related to new and renewed leases, respectively, compared to $6.65 per square foot during the same prior year period. The increase from the prior year period is primarily related to the higher tenant improvements and leasing commissions incurred at Fifth Avenue Place.

INTEREST EXPENSE

Interest expense totaled $91.6 million during the year ended December 31, 2016 (compared to $84.3 million in 2015). The increase is due to a lower capitalized imputed interest on our development properties as a result of the transfer of Bay Adelaide East into an income producing property in Q4 2015; offset by a lower outstanding balance on the revolving corporate facility and the reduction of interest due to the sales of HSBC Building and Royal Centre in Q3 2015 and Q1 2016, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $24.8 million during the year ended December 31, 2016 (compared to $23.1 million in 2015).

INCOME TAX EXPENSE

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

FAIR VALUE (LOSSES) GAINS

During the year ended December 31, 2016, the Trust recognized a fair value loss of $44.9 million (compared to $207.5 million of fair value gains in 2015). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates, and terminal capitalization rates. Our investment property valuations have decreased from December 31, 2015 due to changes in market parameters and rental rate assumptions primarily for the Calgary portfolio to reflect current market conditions including the leveraging of rental curves for future leases.

NON-IFRS MEASURES

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, same property net operating income, Trust funds from operations, adjusted funds from operations and total equity per unit. Although net income is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, Trust funds from operations, adjusted funds from operations and total equity per unit; therefore, they are unlikely to be comparable to similar measures presented by other entities.

Brookfield Canada Office Properties	17

Commercial property net operating income

Commercial property net operating income is defined by us as adjusted commercial property revenue net of direct property operating expenses, including property administration costs that have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). Included in adjusted commercial property revenue and revaluation (losses) gains is the impact of rental payments received pursuant to a related party lease, which in accordance with IFRS, would be included in fair value gains (losses). Commercial property net operating income is used as a key indicator of performance, as it represents a measure over which management of our commercial property operations has control.

Same property net operating income

Same property net operating income or "Same property NOI" is a subset of net operating income, which excludes net operating income that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature. Same property NOI allows the Trust to segregate the performance of leasing and operating initiatives of the portfolio from the impact to performance from investing activities and non-recurring income (charges), which for the historical periods presented consist primarily of lease termination income.

Trust Funds from Operations

Trust funds from operations or "Trust FFO" is defined by us as net income prior to transaction costs, revaluation (losses) gains which include the impact of rental payments received from the related party lease as described below, and certain other non-cash items, if any. Trust FFO does not represent or approximate cash generated from operating activities and is determined in accordance with the REALPAC FFO white paper, except for the inclusion of the rental lease payments. It further includes all adjustments that are outlined in the NAREIT definition of FFO.

Adjusted Funds from Operations

Adjusted funds from operations or “AFFO” is defined by us as Trust FFO net of actual second-generation leasing commissions and tenant improvements, actual maintaining value capital expenditures, and straight-line rental income. AFFO is a widely used measure used to assess an entity’s ability to pay distributions.

Total Equity per Unit

Total equity per unit represents the book value of our total equity divided by total units outstanding. We believe that total equity per unit is an important measure of our current financial position because it reflects our total equity adjusted for all inflows and outflows, including Trust FFO and changes in the value of our investment properties.

RECONCILIATION OF ADJUSTED COMMERCIAL PROPERTY REVENUE AND REVALUATION (LOSSES) GAINS

As part of the Trust’s acquisition of Bay Adelaide East from BOPI on an “as-if-completed-and-stabilized basis”, the parties entered into a lease arrangement, whereby the Trust would receive supplemental payments as part of a related party lease arrangement with BOPI that would result in the Trust receiving the net operating cash flows reflective of stabilized 95% occupancy at the property, which is expected to occur in 2017.

Management has adjusted commercial property revenue and revaluation gains (losses) to reflect the impact of rental payments received pursuant to the related party lease of $15.1 million, net of the non-cash straight-line rental revenue recognized in accordance with IFRS.

The Trust has received rental payments of $28.4 million from BOPI with respect to the leaseable area of Bay Adelaide East that is not currently generating third-party cash rental income.

Under IFRS, the rental payments received from BOPI are accounted for as a reduction to the carrying value of investment property as they were agreed to in connection with the initial acquisition of the property from BOPI. The rental payments receivable from BOPI in this arrangement are inherently reflected in the fair value of the investment property as part of the expected future cash flows in the Trust’s discounted cash flow model. When the property is subsequently measured at fair value at year-end, the impact of the reduction to carrying value of the investment property as a result of the rental payments received impacts the measurement of the fair value gains (losses) inherent in the reconciliation of investment properties disclosed in accordance with International Accounting Standard ("IAS") 40, "Investment Property".

In accordance with IAS 17, "Leases", the Trust recognizes any third-party lease revenue on a straight-line basis over the lease term. As a result, the Trust has recognized non-cash straight-line rental revenue related to leases with third-party tenants that are not yet making cash payments of $13.3 million, but for which the Trust still receives cash rental payments pursuant to the related party lease.

The adjustment to commercial property revenue presents the rental payments received from BOPI, net of the non-cash revenue currently recognized under IFRS, as though they were received pursuant to a third-party lease and recorded as rental revenue. As a result, there is a corresponding adjustment to reverse the impact of recording the payments as the reduction to the carrying value of the investment property, which results in an offsetting adjustment to fair value gains (losses).

The net impact during the year of this adjustment is $15.1 million.

18	2016 Annual Report

The Trust believes the inclusion of the rental lease payments, net of non-cash rental revenue, is important to help investors understand the contracted economics of the Bay Adelaide East acquisition on an “as-if-completed-and-stabilized basis” and the resulting recurring operating cash flows generated pursuant to that arrangement.

The following table is a reconciliation of the adjusted commercial property revenue and revaluation (losses) gains.

(Millions, except per unit amounts)	2016	2015
Commercial property revenue per IFRS	$522.5	$516.9
Add:
Impact of rental payments received from related party lease	15.1	—
Adjusted commercial property revenue	537.6	516.9

Fair value (losses) gain per IFRS	(44.9)	207.5
Deduct:
Impact of rental payments received from related party lease	(15.1)	—
Revaluation (losses) gains	$(60.0)	$207.5

COMMERCIAL PROPERTY NET OPERATING INCOME

Commercial Property NOI by City

for the year ended December 31, 2016 (in $millions)

Commercial property net operating income includes adjusted commercial property revenue less direct commercial property expense and is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. One of the ways in which we evaluate performance is by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property results would exclude properties acquired or sold during each period, as well as significant lease termination and other income (charges) amounts that are non-recurring.

Our commercial property net operating income for the year ended December 31, 2016, was $271.9 million (compared to $251.3 million in 2015). The increase is primarily due to incremental net operating income at Bay Adelaide East, lower ground rent expense at Hudson’s Bay Centre, higher base rents and recoveries related to new deals at Bay Adelaide West and Exchange Tower, and higher parking revenue at Bay Adelaide West; offset by loss of net operating income due to the sales of Royal Centre and HSBC Building and lower base rent and recoveries related to expiries at Fifth Avenue Place.

The components of commercial property net operating income are as follows:

(Millions)	2016	2015
Adjusted commercial property revenue (1)	$537.6	$516.9
Direct commercial property expense	265.7	265.6
Total	$271.9	$251.3

(1)Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 22.

Same commercial property operation highlights are as follows:

(Millions)	2016	2015
Commercial property net operating income – same property	$234.9	$229.4
Commercial property net operating income – development transferred	33.4	11.2
Commercial property net operating income – property sold during period (1)	1.5	14.4
Lease termination and other income (charges)	2.1	(3.7)
Total	$271.9	$251.3

(1)Royal Centre in Vancouver sold in Q1 2016 and 151 Yonge St. and HSBC Building in Toronto sold in Q1 and Q3 2015, respectively.

Brookfield Canada Office Properties	19

	Dec. 31, 2016	Dec. 31, 2015
Same property average in-place net rent	$29.01	$28.94
Same property occupancy	94.7%	95.9%

RECONCILIATION OF NET INCOME TO COMMERCIAL PROPERTY NET OPERATING INCOME

(Millions, except per unit amounts)	2016	2015
Net income	$95.5	$351.4
Add (deduct):
Revaluation losses (gains)(1)	60.0	(207.5)
General and administrative expense	24.8	23.1
Interest expense	91.6	84.3
Commercial property net operating income	$271.9	$251.3

 (1)Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 21.

RECONCILIATION OF NET INCOME TO TRUST FUNDS FROM OPERATIONS

Trust funds from operations was $1.68 per unit during the year ended December 31, 2016 (compared to $1.56 per unit in 2015).

(Millions, except per unit amounts)	2016	2015
Net income	$95.5	$351.4
Add (deduct):
Revaluation losses (gains)(1)	60.0	(207.5)
Amortization of lease incentives	1.4	1.9
Trust funds from operations	$156.9	$145.8
Trust funds from operations attributable to unitholders	43.9	40.8
Trust funds from operations attributable to non-controlling interest	113.0	105.0
	$156.9	$145.8
Weighted average Trust Units outstanding	26.3	26.2
Trust funds from operations per Trust unit	$1.68	$1.56

 (1)Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 21.

RECONCILIATION OF TRUST FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

Adjusted funds from operations totaled $1.30 per unit during the year ended December 31, 2016 (compared to $1.01 per unit in 2015).

(Millions, except per unit amounts)	2016	2015
Trust funds from operations	$156.9	$145.8
Deduct:
Straight-line rental income	(5.0)	(3.0)
Second-generation leasing commissions and tenant improvements	(25.9)	(39.5)
Maintaining value capital expenditures	(4.9)	(8.7)
Adjusted funds from operations	$121.1	$94.6
Adjusted funds from operations attributable to unitholders	33.9	26.5
Adjusted funds from operations attributable to non-controlling interest	87.2	68.1
	$121.1	$94.6
Weighted average Trust Units outstanding	26.3	26.2
Adjusted funds from operations per Trust Unit	$1.30	$1.01
Trust unit distribution declared	$1.29	$1.24
Distribution ratio	99%	123%

AFFO is calculated by adjusting Trust FFO for straight-line rental income, actual second-generation leasing commissions and tenant improvements, and actual maintaining value capital expenditures for maintaining the infrastructure and current rental revenues of our properties. Actual expenditures will vary from period to period and at times could be materially different depending on the timing of leasing activities and capital plans. As a result, AFFO will experience volatility when comparing period-over-period results. Due to the volatile nature of AFFO, we believe that it is important to compare the actual results with historic and projected averages of leasing costs and maintaining value capital expenditures in order to determine the effects of a full office leasing cycle. Our 5-year historic average reflects the actual leasing activities completed, while the 10-year average projections reflect our leasing expiry profile. We also believe that these averages will provide insight to determining the normalized distribution payout ratio and growth in adjusted funds from operations.

20	2016 Annual Report

The historic and projected averages are as follows:

	Annual amount
	5-year	10-year
(Millions)	historical average	average plan
Second generation
Leasing commissions	$9.3	$6.3
Tenant improvements	19.7	13.9
Maintaining value capital expenditures	6.5	5.6

RECONCILIATION OF CASH FLOWS PROVIDED BY OPERATING ACTIVITIES TO ADJUSTED FUNDS FROM OPERATIONS

(Millions)	2016	2015
Cash flows provided by operating activities	$154.4	$115.0
Add (deduct):
Working capital and other	(9.8)	17.2
Leasing commissions and tenant inducements	10.3	13.9
Amortization of deferred financing costs	(3.0)	(3.3)
Second-generation leasing commissions and tenant improvements	(25.9)	(39.5)
Maintaining value capital expenditures	(4.9)	(8.7)
Adjusted funds from operations	$121.1	$94.6

Brookfield Canada Office Properties	21

QUARTERLY RESULTS

The results by quarter are as follows:

		2016			2015
(Millions, except per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Adjusted commercial property revenue (1)	$139.3	$131.4	$131.3	$135.6	$134.7	$128.3	$126.3	$127.6
Commercial property net operating income	67.6	66.8	68.8	68.7	64.8	59.5	63.2	63.8
Interest expense	22.8	22.6	22.4	23.8	21.4	21.0	20.8	21.1
Trust funds from operations	39.2	38.5	40.2	39.0	38.5	33.4	36.8	37.1
Adjusted funds from operations	25.6	32.3	30.1	33.1	19.6	25.0	21.4	28.6
Net income (loss)	64.2	(25.5)	45.8	11.0	158.8	50.3	83.6	58.7
Net income (loss) per Trust unit	$0.69	$(0.27)	$0.49	$0.12	$1.70	$0.54	$0.90	$0.63

(1)Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 21.

22	2016 Annual Report

PART III – RISKS AND UNCERTAINTIES

BOX’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Trust against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

PROPERTY-RELATED RISKS

Our strategy is to invest in high-quality office properties as defined by the physical characteristics of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” on page 27) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 27 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” beginning on page 16 of this MD&A, we have an ongoing need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 30.0% of our outstanding investment property and corporate debt at December 31, 2016 is floating-rate debt (December 31, 2015 – 28.7%) and subject to fluctuations in interest rates. The effect of a 25-basis point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense of $2.1 million on an annual basis or $0.02 per unit. In addition, there is interest rate risk associated with the Trust’s fixed rate debt due to the expected requirement to refinance such debt in the year of maturity. The effect of a 25-basis point increase in interest rates on interest expense relating to fixed rate debt maturing within one year, all else being equal, is an increase in interest expense of $0.1 million on an annual basis or approximately $nil per unit.

The analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

We currently have a level of indebtedness for the Trust of 46.5% of the fair market value of our commercial and development properties. This level of indebtedness is considered by the Trust to be conservative and, based on this, the Trust believes that all debts will be financed or refinanced as they come due in the foreseeable future.

Brookfield Canada Office Properties	23

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by industry type so that exposure to a business sector is lessened. Currently, no single tenant represents more than 11.1% of total leasable area and 7.4% of commercial property revenue.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings. The Trust directs special attention to the credit quality of our tenants in order to ensure the long-term sustainability of rental revenues through economic cycles. Once a lease has been signed, the Trust proactively monitors the financial performance of significant tenants on a regular basis and reviews the status of arrears. The Trust regularly monitors indicators of increased risk within its tenant portfolio and maintains a formalized tenant credit report to identify natural changes in credit quality.

The following list shows our top 20 largest tenants by leasable area in our commercial properties portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2017	2018	2019	2020	2021	2022	Beyond	Year of Expiry(2)	Total	% of Sq. Ft.(3)
1	Government and Related Agencies	Toronto, Ottawa	AAA		292	89		562	6	897	2023/2029	1,846	11.1%
2	Suncor Energy Inc.	Calgary	A-							1,332	2028	1,332	8.0%
3	Bank of Montreal	Toronto, Calgary	A+		27			5		1,071	2023/2024	1,103	6.5%
4	Deloitte LLP	Toronto, Calgary	Not Rated							575	Various	575	3.5%
5	Canadian Natural Resources	Calgary	BBB+							531	2026	531	3.2%
6	Repsol Oil & Gas (Talisman Energy)	Calgary	BBB-							446	2025	446	2.7%
7	Enbridge Inc.	Calgary	BBB+							401	2028	401	2.4%
8	Bennett Jones	Toronto, Calgary	Not Rated					150		173	2027	323	1.9%
9	CIBC	Toronto, Calgary	A+				160			151	2026/2053	311	1.9%
10	KPMG Management Services LP	Toronto	Not Rated							297	2025	297	1.8%
11	Royal Bank	Toronto, Calgary	AA-			17	3	37	39	196	Various	292	1.8%
12	Osler, Hoskin & Harcourt	Toronto	Not Rated							199	2030	199	1.2%
13	Goodmans LLP	Toronto	Not Rated							182	2026	182	1.1%
14	Toronto Stock Exchange	Toronto	Not Rated		131		7			42	2023	180	1.1%
15	The Bay	Toronto	B+			164	15					179	1.1%
16	Borden Ladner Gervais LLP	Toronto	Not Rated							177	2032	177	1.1%
17	Gowlings Canada Inc.	Toronto	Not Rated				170					170	1.0%
18	The Manufacturers Life Insurance	Toronto	AA-						169		2022	169	1.0%
19	Fasken Marteneau	Toronto	Not Rated							165	2030	165	1.0%
20	Cenovus	Calgary	BBB				163					163	1.0%
	Total			—	450	270	518	754	214	6,835		9,041	54.4%
	Total %			—%	5.0%	3.0%	5.7%	8.3%	2.4%	75.6%		100.0%

(1)From S&P.

(2)Reflects the year of maturity related to lease(s) included in the ‘Beyond’ column.

(3)Percentage of total leasable area of commercial properties, prior to considering partnership interests in partially owned properties; excludes parking.

LEASE ROLLOVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger our lease-expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately 4.3%, on average, of our leases mature annually up to and including 2020. Our portfolio has a weighted-average lease life of eight years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2016.

(000’s Sq. Ft.)	Currently Available	2017	2018	2019	2020	2021	2022	2023	2024 & Beyond	Leasable	Parking	Total
Toronto, Ontario	419	130	553	519	977	664	943	708	4,351	9,264	1,706	10,970
Ottawa, Ontario	86	11	34	86	9	574	19	263	648	1,730	804	2,534
Calgary, Alberta	369	46	128	82	279	120	373	107	4,129	5,633	1,194	6,827
Other	—	—	—	1	—	—	—	—	2	3	—	3
Total	874	187	715	688	1,265	1,358	1,335	1,078	9,130	16,630	3,704	20,334
% of total	5.3%	1.1%	4.3%	4.1%	7.6%	8.2%	8.0%	6.5%	54.9%	100.0%	—%	100.0%

24	2016 Annual Report

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or waste present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell or our ability to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a material effect on our business, financial condition or results of operations. However, environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our investment properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies at attractive rental rates. With leasing markets performance being impacted by the strength of the economies in which we operate, it is possible we could see downward pressure on overall occupancy levels and net effective rents if economic recovery slows or stalls. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of eight years.

INSURANCE RISKS

We maintain insurance on our commercial properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence. Windstorm is included under the all risk coverage limit of $1.65 billion.

With respect to our commercial properties, we purchase an insurance policy that covers acts of terrorism for limits up to $1.5 billion.

Brookfield Canada Office Properties	25

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

FUTURE ACCOUNTING POLICY CHANGES

The following are the accounting policies that the Trust expects to adopt in the future:

Revenue from Contracts with Customers

In May 2014, the IASB issued its new revenue standard, IFRS 15, “Revenue from Contracts with Customers”. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts” and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods on or after January 1, 2018 with early adoption permitted and will be applied retrospectively. The Trust is currently evaluating the impact to the consolidated financial statements.

Financial Instruments

On July 25, 2014, the IASB issued its final version of IFRS 9, “Financial Instruments” which will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9, as amended, introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are generally considered to be overly complex and difficult to apply. The new model results in a single impairment model being applied to all financial instruments, thereby removing a source of complexity associated with previous accounting requirements. It also introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted and will be applied retrospectively. The Trust is currently evaluating the impact to the consolidated financial statements.

Leases

On January 13, 2016, the IASB published a new standard, IFRS 16, "Leases". The new standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17, "Leases", would typically have had a straight-line expenses) as an assumed linear depreciation of the right-of-use asset and decreasing interest on the liability will lead to an overall decrease of expense over the reporting period. IFRS 16 supersedes IAS 17 "Leases" and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 "Revenue from Contracts with Customers" has also been applied. The Trust is currently evaluating the impact to the consolidated financial statements.

Statement of Cash Flows

In January 2016, the IASB issued an amendment to IAS 7, "Statement of Cash Flows". The amendments to IAS 7 requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. The amendment to IAS 7 is effective for annual periods beginning January 1, 2017. Since the amendments are being issued less than one year before the effective date, the Trust is not required to provide comparative information when it first applies the amendments. The Trust is currently evaluating the impact to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjective judgment and estimates on the part of management.

Investment Properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial development are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial development under active development is measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows. The cost of commercial development includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on the property under development are capitalized. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with a specific development, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

26	2016 Annual Report

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Tax

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. Deferred income taxes are not recognized in the Trust’s financial statements on the basis that the Trust can deduct distributions paid such that its liability for income taxes is substantially reduced or eliminated for the year, and the Trust intends to continue to distribute its taxable income and continue to qualify as a real estate investment trust for the foreseeable future.

Revenue Recognition

We account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease commencement date or, where we are required to make additions to the property in the form of tenant improvements that enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent or free-rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status as well as certain industry-specific or geography-specific credit considerations. We also make judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property, which determines whether such amounts are treated as additions to investment property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, we must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

ADOPTION OF ACCOUNTING STANDARDS

The Trust adopted Amendments to IFRS 11, “Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations”, effective for periods beginning on or after January 1, 2016.  The amendments add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, “Business Combinations”.  Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. The Trust has evaluated the impact to the consolidated financial statements and concluded that no change to its current treatment is required.

Critical judgments in applying accounting policies

The critical judgments that have been made in applying our accounting policies and that have the most significant effect on the amounts in the consolidated financial statements are described in Note 2(n) in the consolidated financial statements.

USE OF ESTIMATES

The preparation of our consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

On February 18, 2016, the Ontario Ministry of Finance published amendments to regulation 70/91 to the Land Transfer Act (Ontario) that may impact the transfers of partnership interests in prior fiscal years. The Trust is currently evaluating the impact of the amendments to its consolidated financial statements.

Brookfield Canada Office Properties	27

RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions with related parties that have been measured at exchange value and are recognized in the consolidated financial statements.

The Trust has entered into two service-support agreements with BOPM LP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BOPM LP are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the year ended December 31, 2016, are amounts paid to BOPM LP for property management services of $14.5 million (compared to $13.7 million in 2015). Included in investment properties during the year ended December 31, 2016, are amounts paid to BOPM LP for leasing and construction services of $6.3 million (compared to $8.3 million in 2015). Included in general and administrative expenses during the year ended December 31, 2016, are amounts paid to BOPM LP for asset management and administrative and regulatory compliance services of $20.2 million (compared to $19.5 million in 2015). Effective November 1, 2016, BOPM LP assigned all of its right, title, interest in and obligations under the asset management agreement with respect to the provision of investment advisory services (“Investment Advisory Services”) to Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAM PIC”), a wholly-owned subsidiary of Brookfield Asset Management Inc. ("BAM"). Included in general and administrative expenses during the year ended December 31, 2016, are amounts paid to BAM PIC for Investment Advisory Services of $1.1 million.

As part of the the Trust's acquisition of Bay Adelaide East from BOPI on an "as-if-completed-and-stabilized basis", the Trust entered into a lease arrangement with BOPI where during the year ended December 31, 2016, rental payments, net of non-cash revenue recognized under IFRS of $15.1 million were received pursuant to the related party lease (compared to $nil in 2015). Refer to "Reconciliation of adjusted commercial property revenue and revaluation (losses) gains" on page 21 of the MD&A for details. Further, as part of the Bay Adelaide East development agreement, the Trust will make a final stabilization payment to BOPI of $56.0 million, subject to achieving stabilized net operating income and targeted permanent financing. This final payment is included in the aggregate total investment of Bay Adelaide East of $601.9 million as BOPI retains the development obligations including construction, lease-up and financing.

Included in fair value gains (losses) during the year ended December 31, 2016 is $0.7 million (compared to $1.2 million during the same period in 2015), paid to a subsidiary of BAM for services provided for the disposition of Royal Centre during the first quarter of 2016.

Included in rental revenues during the year ended December 31, 2016, are amounts received from BAM, the ultimate parent of BOPI, and its affiliates of $11.5 million (compared to $9.8 million in 2015). Included in investment properties during the year ended December 31, 2016, are amounts paid to a subsidiary of BAM of $18.8 million (compared to $83.3 million included in commercial developments in 2015) pursuant to a contract to construct Bay Adelaide East.

During the year ended December 31, 2016 the Trust paid $6.3 million (compared to $5.5 million in 2015) to subsidiaries of BAM for its all-risk property insurance and rental value coverage, and acts of terrorism coverage as well as sustainable energy services.

28	2016 Annual Report

PART V – BUSINESS ENVIRONMENT AND OUTLOOK

OPERATING ENVIRONMENT AND OUTLOOK

We closed out 2016 with stable operational and financial results as we experienced improvements in our Toronto portfolio and stabilized the Calgary portfolio. Key highlights for the year included 1.5 million square feet of leasing and $325.0 million of capital generation through disposition of an investment property and new financings. Our performance over the past year reiterates our belief that BOX offers institutional investors and individual shareholders alike the best option to invest in the most prestigious office properties in Canada. On the leasing front, BOX achieved a respectable leasing volume of 1.5 million square feet despite of the economic downturn in Calgary; as well, our portfolio occupancy rate of 94.7% compared favourably with the Canadian national average of 88.1%. We also improved our rollover exposure up to 2020 by 5.7%. With respect to capital, we divested our investment in Vancouver at peak value and repatriated $285.0 million. In terms of financing initiatives, we completed the refinancing at Hudson’s Bay Centre which generated net proceeds of $40.0 million. We also extended our corporate credit facility for an additional year under the existing financial terms.

The decline in global oil prices has put substantial pressure on Calgary’s energy sector for a second consecutive year. Companies continue to cut capital budgets, lower operational expectations and reduce work forces. Although our exposure to the energy sector is approximately 24% of the overall portfolio, our tenant base represents many of the strongest players in the oil & gas sector and our average remaining lease term in Calgary is 10 years. In particular, the Calgary average annual exposure is only 1.5% for the next 3 years; but given the current operating environment in that region we are working diligently to build a strong pipeline in Toronto to guard against potential losses in Calgary. We believe that our portfolio will continue to maintain an above-market occupancy rate in 2017.

We ended 2016 with $3.2 billion in net assets at a value per unit of $33.82. In addition, we ended the year with $342.2 million of available liquidity and we have sufficient time until our next debt maturity in December 2017 to look for refinancing opportunities.

With a strong balance sheet offering financial flexibility and a well-leased portfolio, BOX is well positioned to weather the economic downturn in Calgary and to deliver on its commitment to unitholders.

DISCLOSURE CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable Canadian and U.S. securities law) as of December 31, 2016. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2016.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There was no change in the Trust’s internal control over financial reporting that occurred during 2016 that has materially affected, or is reasonably likely to materially affect, the Trust’s internal control over financial reporting. Management has also evaluated the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2016, and based on that assessment concluded that the Trust’s internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting on page 35 of this annual report.

Bryan K. Davis
Chief Financial Officer
March 1, 2017

Brookfield Canada Office Properties	29

Management's Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the Trust. To fulfill this responsibility, the Trust maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte LLP, the independent auditors appointed by the unitholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report as Independent Registered Public Accounting Firm is set out on the following page.

The consolidated financial statements have been further examined by the Board of Trustees and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Trustees. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Trustees, directly and through its Audit Committee, oversees management’s responsibilities and is responsible for reviewing and approving the consolidated financial statements.

Jan Sucharda
President and Chief Executive Officer	Bryan K. Davis
March 1, 2017	Chief Financial Officer

30	2016 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Unitholders of Brookfield Canada Office Properties

We have audited the accompanying consolidated financial statements of Brookfield Canada Office Properties and subsidiaries (the “Trust”), which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, and the consolidated statements of income and comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Canada Office Properties and subsidiaries as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2017 expressed an unqualified opinion on the Trust's internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
March 1, 2017
Toronto, Canada

Brookfield Canada Office Properties	31

Management's Report on Internal Control over Financial Reporting

Management of Brookfield Canada Office Properties is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Trustees, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Brookfield Canada Office Properties’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2016, Brookfield Canada Office Properties’ internal control over financial reporting is effective. There are no material weaknesses that have been identified by Management.

Brookfield Canada Office Properties' internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited Brookfield Canada Office Properties’ consolidated financial statements for the year ended December 31, 2016, and as stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield Canada Office Properties' internal control over financial reporting.

Jan Sucharda
President and Chief Executive Officer	Bryan K. Davis
March 1, 2017	Chief Financial Officer

32	2016 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Unitholders of Brookfield Canada Office Properties

We have audited the internal control over financial reporting of Brookfield Canada Office Properties and subsidiaries (the “Trust”) as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Trust and our report dated March 1, 2017 expressed unmodified/unqualified opinion on those financial statements

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
March 1, 2017
Toronto, Canada

Brookfield Canada Office Properties	33

Consolidated Balance Sheets

(Millions) (CDN$)	Note	Dec 31, 2016	Dec 31, 2015
Assets
Non-current assets
Investment properties
Commercial properties	5, 6	$5,397.0	$5,805.1
Commercial development	5	684.3	462.7
		6,081.3	6,267.8
Current assets
Tenant and other receivables	8	15.8	23.8
Other assets	9	7.9	7.3
Cash and cash equivalents		52.2	57.6
		75.9	88.7
Total assets		$6,157.2	$6,356.5

Liabilities
Non-current liabilities
Investment property and corporate debt	10	$2,753.6	$2,560.1
Current liabilities
Investment property and corporate debt	10	74.4	278.4
Accounts payable and other liabilities	11	166.8	185.0
		241.2	463.4
Total liabilities		2,994.8	3,023.5

Equity	13
Unitholders’ equity		879.0	923.8
Non-controlling interest		2,283.4	2,409.2
Total equity		3,162.4	3,333.0
Total liabilities and equity		$6,157.2	$6,356.5

See accompanying notes to the consolidated financial statements.

34	2016 Annual Report

Consolidated Statements of Income and Comprehensive Income

Years ended December 31
(Millions, except per unit amounts) (CDN$)	Note		2016	2015
Commercial property revenue	14	(a)	$522.5	$516.9
Direct commercial property expense	14 (b), 17		265.7	265.6
Interest expense	14	(b)	91.6	84.3
General and administrative expense	14 (b), 17		24.8	23.1
Income before fair value (losses) gains			140.4	143.9
Fair value (losses) gains	5, 17		(44.9)	207.5
Net income and comprehensive income			$95.5	$351.4

Net income and comprehensive income attributable to:
Unitholders			$26.8	$98.6
Non-controlling interest			68.7	252.8
			$95.5	$351.4
Net income per Trust unit – basic and diluted			$1.02	$3.76

See accompanying notes to the consolidated financial statements.

Brookfield Canada Office Properties	35

Consolidated Statements of Changes in Equity

Years ended December 31 (Millions) (CDN$)	Note	2016	2015
Trust Units
Balance at beginning of year		$554.4	$553.4
Repurchase of Trust Units	13	—	(0.8)
Issuance of Trust Units under Distribution Reinvestment Plan (“DRIP”)	12	4.6	1.8
Balance at end of year		559.0	554.4
Contributed surplus
Balance at beginning and end of year		2.9	3.1
Repurchase of Trust Units	13	—	(0.2)
Balance at end of year		2.9	2.9
Retained earnings
Balance at beginning of year		366.5	300.2
Net income and comprehensive income		26.8	98.6
Distributions	12	(76.2)	(32.3)
Balance at end of year		317.1	366.5
Total unitholders’ equity		$879.0	$923.8

Non-controlling interest
Balance at beginning of year		$2,409.2	$2,239.6
Net income and comprehensive income		68.7	252.8
Distributions	12	(194.5)	(83.2)
Balance at end of year		2,283.4	2,409.2
Total equity		$3,162.4	$3,333.0

See accompanying notes to the consolidated financial statements.

36	2016 Annual Report

Consolidated Statements of Cash Flows

Years ended December 31 (Millions) (CDN$)	Note		2016	2015
Operating activities
Net income			$95.5	$351.4
Add (deduct):
Non-cash rental revenue	14	(a)	(16.9)	(1.1)
Amortization of deferred financing costs			3.0	3.3
Leasing commissions and tenant inducements			(10.3)	(13.9)
Fair value losses (gains)	5, 17		44.9	(207.5)
Interest expense			91.6	84.3
Interest paid			(107.5)	(108.6)
Other working capital			54.1	7.1
Cash flows provided by operating activities			154.4	115.0

Investing activities
Disposition of commercial property	6		422.4	105.7
Capital expenditures – commercial properties			(61.8)	(59.0)
Capital expenditures – commercial development			(241.4)	(275.3)
Cash flows provided by (used in) investing activities			119.2	(228.6)

Financing activities
Investment and development property debt arranged			305.2	267.4
Investment property debt repayments	6		(137.8)	(0.3)
Investment property debt amortization			(46.9)	(49.1)
Corporate debt arranged			85.0	119.0
Corporate debt repayments			(219.0)	(110.0)
Repurchase of Trust units	13		—	(1.0)
Trust unit distributions paid	19		(71.4)	(30.5)
Class B LP unit distributions paid	19		(194.1)	(83.2)
Cash flows (used in) provided by financing activities			(279.0)	112.3
Decrease in cash and cash equivalents			(5.4)	(1.3)
Cash and cash equivalents, beginning of year			57.6	58.9
Cash and cash equivalents, end of year			$52.2	$57.6

See accompanying notes to the consolidated financial statements.

Brookfield Canada Office Properties	37

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE TRUST

Brookfield Canada Office Properties (the “Trust” or “BOX”) is an unincorporated, closed-end real estate investment trust (“REIT”) established under and governed by the laws of the Province of Ontario, Canada and created pursuant to a declaration of trust dated March 19, 2010 and amended and restated February 24, 2012. Although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Income Tax Act (Canada), BOX is not a mutual fund under applicable securities laws.

The Trust is a subsidiary of Brookfield Office Properties Inc. (“BOPI”), which owns an aggregate equity interest in the Trust of 52.4% as of December 31, 2016 consisting of 73.0% of the issued and outstanding Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”), a subsidiary of BOX that owns direct interests in the Trust’s investment properties. In addition, BOPI’s parent company, Brookfield Property Partners LP (“BPY”), directly owns an aggregate equity interest in the Trust of 30.7% consisting of 40.0% of the issued and outstanding units of BOX (“Trust Units”) and 27.0% of the Class B LP Units. BOX primarily invests in and operates commercial office properties in Toronto, Ottawa, and Calgary. The registered and operating office of the Trust is Brookfield Place Toronto, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

(b)	Basis of presentation

The financial statements have been prepared on a going concern basis and have been presented in Canadian dollars rounded to the nearest million. The accounting policies set out below have been applied consistently in all material respects. New and revised standards not effective for the current accounting year are described in Note 3.

(c)	Basis of consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries consisting of BOPC GP Inc. and BOPC LP, which are the entities over which the Trust has control. Control is achieved when the Trust has power over an entity; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns. The Trust holds all of the Class A Limited Partnership Units of BOPC LP (“Class A LP Units”). The holders of the Class A LP Units are entitled to vote at all meetings of the partners of BOPC LP. In addition, BOX is the sole shareholder of BOPC GP Inc., the general partner of BOPC LP, which has full power and exclusive authority to administer, manage, control and operate the business and affairs of BOPC LP. The Trust reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Non-controlling interests in the equity and results of the Trust are shown separately in equity on the consolidated balance sheets.

All intercompany assets, liabilities, equity, income, expenses and cash flows relating to transactions between the Trust and its subsidiaries are eliminated on consolidation.

(d)	Interests in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. This usually results through a direct interest in the assets rather than through the establishment of a separate entity. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The Trust has determined that its joint arrangements are all joint operations.

Where the Trust undertakes its activities under joint operations, the Trust recognizes its share of jointly controlled assets, liabilities, revenues and expenses in the consolidated financial statements, which are classified according to their nature.

(e)	Fair value measurement

The Trust measures its non-financial assets such as investment properties, at fair value at each balance sheet date. Fair values of financial instruments measured at amortized cost are described in Note 2(j).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the Trust takes into account the characteristics of the asset or liability and available market evidence at the measurement date.

38	2016 Annual Report

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Trust can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

(f)	Investment properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. The Trust determines the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial development under active development is measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Valuations of investment properties are most sensitive to changes in the discount rate assumptions and terminal capitalization rate assumptions.

The cost of commercial development includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development are capitalized. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The Trust considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the Trust has pre-leased space as of or prior to the start of the development and the lease requires the Trust to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

(g)	Assets held for sale

Non-current assets and groups of assets and liabilities that comprise disposal groups are categorized as assets held for sale where the asset or disposal group is available for sale in its present condition and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale, there is an active program to find a buyer, the non-current asset or disposal group is being actively marketed at a reasonable price, the sale is anticipated to be completed within one year from the date of classification, and it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. Non-current assets held for sale and disposal groups are measured at fair value as described in Note 2(e).

(h)	Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized when the Trust has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are remeasured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(i)	Revenue recognition

The Trust has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the Trust is required to make additions to the property in the form of tenant improvements that enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Brookfield Canada Office Properties	39

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(j)	Financial instruments and derivatives

Derivative instruments are recorded on the consolidated balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and that are not closely related to the host contract, and gains and losses arising from changes in fair value of derivative instruments are recognized in net income in the period the changes occur.

The following summarizes the Trust’s classification and measurement of financial instruments:

Financial assets and liabilities	Classification	Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Tenant receivables	Loans and receivables	Amortized cost
Investment property and corporate debt	Other liabilities	Amortized cost
Accounts payable and other liabilities	Other liabilities	Amortized cost

With the exception of Investment property and corporate debt, the carrying amounts of these financial assets and liabilities approximate fair value. The fair value of investment property and corporate debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks.

(k)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(l)	Non-controlling interest

Class B LP Units are classified as non-controlling interest and are presented as a component of equity as they represent equity interests in BOPC LP not attributable, directly or indirectly, to the Trust.

(m)	Income taxes

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust intends to distribute or designate all taxable earnings to unitholders and, under current legislation, the obligation to pay tax rests with each unitholder. No current or deferred tax provision is recognized in the Trust’s financial statements on the Trust’s income.

(n)	Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the Trust’s accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Leases

The Trust’s policy for revenue recognition on investment properties is described in Note 2(i). In applying this policy, the Trust makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property, which determines whether such amounts are treated as additions to investment property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the Trust must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

The Trust also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the Trust is lessee, are operating or finance leases. The Trust has determined that all of its leases are operating leases.

(ii)	Investment property

The Trust’s accounting policies relating to investment property are described in Note 2(f). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

40	2016 Annual Report

(iii)	Income taxes

Deferred income taxes are not recognized in the Trust’s financial statements on the basis that the Trust can deduct distributions paid such that its liability for income taxes is substantially reduced or eliminated for the year, and the Trust intends to continue to distribute its taxable income and continue to qualify as a real estate investment trust for the foreseeable future.

(iv)	Assets held for sale

The Trust’s accounting policies relating to assets held for sale are described in Note 2(g). In applying this policy, judgment is applied in determining whether sale of certain assets is highly probable, which is a necessary condition for being presented within assets held for sale. Also, judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded in discontinued operations on the consolidated statements of income.

(v)	Common control transactions

IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Trust has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Trust’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration paid or received, where the Trust is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(vi)	Consolidated financial statements

The Trust’s accounting policies relating to consolidation are described in Note 2(c). In applying this policy, judgment is applied in determining whether the Trust has control over the entity and if facts or circumstances indicate that there are changes to one or more of the elements of control.

(o)	Critical Accounting Estimates and Assumptions

The Trust makes estimates and assumptions that affect the carrying amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to investment property. The critical estimates and assumptions underlying the valuation of investment properties are set out in Note 4.

NOTE 3: ADOPTION OF ACCOUNTING STANDARD

The Trust adopted Amendments to IFRS 11, “Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations”, effective for periods beginning on or after January 1, 2016.  The amendments add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, “Business Combinations”.  Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. The Trust has evaluated the impact to the consolidated financial statements and concluded that no change to its current treatment is required.

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES

(a)	Revenue from Contracts with Customers

In May 2014, the IASB issued its new revenue standard, IFRS 15, “Revenue from Contracts with Customers”. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts” and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods on or after January 1, 2018 with early adoption permitted and will be applied retrospectively. The Trust is currently evaluating the impact to the consolidated financial statements.

(b)	Financial Instruments

On July 25, 2014, the IASB issued its final version of IFRS 9, “Financial Instruments” which will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9, as amended, introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are generally considered to be overly complex and difficult to apply. The new model results in a single impairment model being applied to all financial instruments, thereby removing a source of complexity associated with previous accounting requirements. It also introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted and will be applied retrospectively. The Trust is currently evaluating the impact to the consolidated financial statements.

Brookfield Canada Office Properties	41

(c)	Leases

On January 13, 2016, the IASB published a new standard, IFRS 16, "Leases". The new standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17, "Leases", would typically have had a straight-line expenses) as an assumed linear depreciation of the right-of-use asset and decreasing interest on the liability will lead to an overall decrease of expense over the reporting period. IFRS 16 supersedes IAS 17 "Leases" and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 "Revenue from Contracts with Customers" has also been applied. The Trust is currently evaluating the impact to the consolidated financial statements.

(d)	Statement of Cash Flows

In January 2016, the IASB issued an amendment to IAS 7, "Statement of Cash Flows". The amendments to IAS 7 requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. The amendment to IAS 7 is effective for annual periods beginning January 1, 2017. Since the amendments are being issued less than one year before the effective date, the Trust is not required to provide comparative information when it first applies the amendments. The Trust is currently evaluating the impact to the consolidated financial statements.

NOTE 5: INVESTMENT PROPERTIES

	December 31, 2016		December 31, 2015
(Millions)	Commercial properties	Commercial development	Commercial properties	Commercial developments
Balance at beginning of year	$5,805.1	$462.7	$5,131.7	$670.7
Additions:
Capital expenditures and tenant improvements	63.3	221.6	48.6	300.3
Leasing commissions	8.1	—	15.1	0.6
Tenant inducements	0.2	—	0.7	—
Reclassification of commercial development, net	—	—	508.9	(508.9)
Investment property disposition	(422.4)	—	(108.8)	—
Fair value (losses) gains	(44.9)	—	207.9	—
Other changes(1)	(12.4)	—	1.0	—
Balance at end of year	$5,397.0	$684.3	$5,805.1	$462.7

(1)Included in other changes for the year ended ended December 31, 2016 is $28.4 million of rental payments received from a related party lease. Refer to Note 17-Related-Party Transactions for details.

(a)	Fair value of investment properties

In accordance with its policy, the Trust measures and records investment properties using internally prepared valuations. The Trust does not measure its investment properties based on valuations prepared by external valuation professionals. Fair values are most sensitive to changes in discount rate assumptions and terminal capitalization rate assumptions. The Trust determines the fair value of each commercial property by undertaking the discounted cash flow model whereby expected future cash flows are discounted, generally over a 10 year hold period, including a terminal value based on the application of a terminal capitalization rate to estimated year 11 cash flows. Commercial developments under active development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets.

The determination of fair value requires the use of estimates, which the Trust determines using external information and observable conditions, where possible, in conjunction with internal analysis. There are currently no known trends, events or uncertainties that the Trust reasonably believes could have a sufficiently pervasive impact across the Trust’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values. Discount rates and terminal capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the markets in which the assets are located. Changes in estimates of discount and terminal capitalization rates across different markets are often independent of each other and do not necessarily move in the same direction or of the same magnitude. Further, impacts to the Trust’s fair values of investment properties from changes in discount or terminal capitalization rates and expected cash flows are usually inversely correlated. Decreases (increases) in the discount rate or terminal capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in expected future cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

42	2016 Annual Report

The key valuation metrics for the Trust’s investment properties are set out in the following tables:

	December 31, 2016			December 31, 2015
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	7.00%	6.00%	6.08%	7.00%	6.00%	6.13%
Terminal cap rate	6.50%	5.00%	5.22%	6.50%	5.25%	5.51%
Hold period (yrs)	14	10	10	15	10	11

Western region
Discount rate	6.75%	6.25%	6.38%	6.75%	4.75%	6.01%
Terminal cap rate	6.25%	6.00%	6.07%	6.25%	3.53%	5.46%
Hold period (yrs)	11	10	10	11	10	10

A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $108.3 million and $163.3 million or 2.0% and 3.0%, respectively, at December 31, 2016.

(b)	Development activities

During the fourth quarter of 2014, the Trust acquired Brookfield Place Calgary East from its parent company, BOPI, for an aggregate total investment of $966.3 million. The building was purchased on an “as-if-completed-and-stabilized basis,” and as such, BOPI retains the development obligations including construction, lease-up and financing. As part of the acquisition, the Trust formed an independent committee and engaged third-party advisors to evaluate the fairness of the transaction.

The following table summarizes the details of the transaction:

(Millions)	Brookfield Place Calgary East
Initial acquisition price	$245.5
Up-front equity commitment	81.8
First mortgage construction loan	575.0
Final payment due to BOPI on stabilization(1)	64.0
Aggregate total investment	$966.3

(1)Subject to achieving stabilized net operating income and targeted permanent financing, which is expected to occur in 2018.

As part of the Brookfield Place Calgary East acquisition, the title to Brookfield Place Calgary West ("BPCW") was also transferred to the Trust because the development site is currently under one legal title. However, the acquisition agreements provide that all economic benefits and obligations of BPCW remain with BOPI. BOPI has also agreed to indemnify the Trust for all current liabilities, future costs and obligations in respect of BPCW. As part of the transaction, the Trust entered into a separate agreement to sell BPCW back to BOPI upon the City of Calgary approving the severance of the east and west parcels, which is anticipated to occur by the end of 2017. Accordingly, the Trust has not reflected the value of the BPCW site and related debt of the same amount in the financial statements.

During the year ended December 31, 2016, the Trust capitalized a total of $221.6 million (compared to $300.9 million in 2015) of costs related to commercial developments. Included in this amount during the year ended December 31, 2016, is $6.1 million (compared to $12.7 million in 2015) of property taxes and other related costs and $18.1 million (compared to $27.0 million in 2015) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs on commercial developments was 3.9%.

NOTE 6: INVESTMENT PROPERTY DISPOSITION

During the year, the Trust completed the sale of its 100% interest in Royal Centre. The Trust generated net proceeds of $284.6 million.

(Millions)	2016
Sale proceeds	$427.5
Selling costs	(5.1)
Investment property disposition	422.4
Repayment of mortgage	(137.8)
Net sale proceeds	$284.6

Brookfield Canada Office Properties	43

NOTE 7: INVESTMENT IN JOINTLY CONTROLLED OPERATIONS

The Trust undertakes its activities under jointly controlled operations through direct interests in assets, rather than through the establishment of a separate entity. The Trust’s interests in the following properties are classified as joint operations and, accordingly, the Trust has recognized its share of the related assets, liabilities, revenues and expenses for the following properties:

		Principal place of	Ownership interest and voting rights
Jointly controlled assets	Nature	business/incorporation	2016	2015
Exchange Tower	Commercial office property	Toronto, Ontario	50%	50%
Fifth Avenue Place	Commercial office property	Calgary, Alberta	50%	50%
Bankers Hall	Commercial office property	Calgary, Alberta	50%	50%
Bankers Court	Commercial office property	Calgary, Alberta	50%	50%
Suncor Energy Centre	Commercial office property	Calgary, Alberta	50%	50%
Brookfield Place Retail	Commercial office property	Toronto, Ontario	50%	50%
Brookfield Place Parking	Commercial office property	Toronto, Ontario	56%	56%
First Canadian Place	Commercial office property	Toronto, Ontario	25%	25%
2 Queen St. East	Commercial office property	Toronto, Ontario	25%	25%
Place de Ville I	Commercial office property	Toronto, Ontario	25%	25%
Place de Ville II	Commercial office property	Toronto, Ontario	25%	25%
Jean Edmonds Towers	Commercial office property	Toronto, Ontario	25%	25%

(1)First Canadian Place is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to an extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

NOTE 8: TENANT AND OTHER RECEIVABLES

As of December 31, 2016, $0.7 million of the Trust’s balance of accounts receivable is over 90 days past due (compared to $0.2 million at December 31, 2015).

The Trust’s maximum exposure to credit risk associated with tenant and other receivables is equivalent to its carrying value. Credit risk related to tenant receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The Trust manages this risk by attempting to ensure that its tenant mix is diversified and by limiting its exposure to any one tenant. The Trust maintains a portfolio that is diversified by industry type so that exposure to a particular sector is lessened. Currently no one tenant represents more than 7.4% of commercial property revenue. This risk is further managed by attempting to sign long-term leases with tenants who have investment grade credit ratings.

NOTE 9: OTHER ASSETS

At December 31, 2016, the Trust’s balance of other assets is comprised of prepaid expenses and other assets of $7.9 million (compared to $7.3 million at December 31, 2015).

NOTE 10: INVESTMENT PROPERTY AND CORPORATE DEBT

	Dec. 31, 2016		Dec. 31, 2015
	Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance
Investment property debt – fixed rate	4.27%	$1,979.8	4.27%	$2,024.1
Investment property and corporate debt – floating rate	2.60%	848.2	2.49%	814.4
Total investment property and corporate debt	3.77%	$2,828.0	3.76%	$2,838.5

Current		$74.4		$278.4
Non-current		2,753.6		2,560.1
Total debt		$2,828.0		$2,838.5

The Trust’s secured investment property and corporate debt is non-recourse to the Trust with the exception of $137.3 million at December 31, 2016 (compared to $97.3 million at December 31, 2015) which has limited recourse to the Trust and guarantees as discussed in Note 15(d).

44	2016 Annual Report

Investment property and corporate debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization(1)	Maturities	Total(1)	Dec. 31, 2016
2017	$45.8	$28.6	$74.4	5.64%
2018	49.3	789.7	839.0	2.62%
2019	51.6	—	51.6	—%
2020	41.3	499.2	540.5	3.46%
2021	39.4	578.3	617.7	4.42%
2022 and thereafter	153.7	551.1	704.8	4.50%
Total	$381.1	$2,446.9	$2,828.0	3.77%

(1)Net of transaction costs.

For the year ended December 31, 2016, interest of $91.6 million (compared to $84.3 million in 2015) was expensed relating to investment property and corporate debt.

Approximately 30.0% of the Trust's outstanding investment property and corporate debt at December 31, 2016 is floating-rate debt (December 31, 2015 – 28.7%). The effect of a 25-basis point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense of $2.1 million on an annual basis. In addition there is interest rate risk associated with the Trust’s fixed rate debt due to the expected requirement to refinance such debt in the year of maturity. The effect of a 25-basis point increase in interest rates on interest expense relating to fixed rate debt maturing within one year, all else being equal, is an increase in interest expense of $0.1 million on an annual basis.

The fair value of investment property and corporate debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks. As of December 31, 2016, the fair value of investment property and corporate debt exceeds the principal loan value of these obligations by $109.4 million (compared to an excess of $160.3 million at December 31, 2015).

Interest rate risk arises when the fair value or future cash flows of commercial property and corporate debt fluctuate because of changes in market interest rates. Financing risk arises when lenders will not refinance maturing debt on terms and conditions acceptable to the Trust, or on any terms at all. The Trust attempts to stagger the maturities of its borrowings, as well as obtain fixed-rate debt as the means of managing interest rate risk. The Trust has an ongoing need to access debt markets to refinance maturing debt as it comes due. The Trust’s strategy to stagger its borrowing maturities attempts to mitigate the Trust’s exposure to excessive amounts of debt maturing in any one year.

During the second quarter of 2016, we extended our debt at Hudson's Bay Centre, Toronto with upfinancing of $40.0 million for an additional two-year period to May 2018 at a rate of CDOR plus 150 basis points.

During the third quarter of 2016, the Trust extended its revolving corporate credit facility for an additional year under the existing financial terms, maturing August 29, 2021. As of December 31, 2016, $60.0 million was drawn on the revolving corporate credit facility.

NOTE 11: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the Trust’s accounts payable and other liabilities are as follows:

(Millions)	Dec. 31, 2016	Dec. 31, 2015
Accounts payable and accrued liabilities	$148.2	$165.9
Accrued interest	18.6	19.1
Total	$166.8	$185.0

Brookfield Canada Office Properties	45

NOTE 12: DISTRIBUTIONS

The following tables present distributions declared for the year ended December 31, 2016 and December 31, 2015:

	2016
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$73.3	$187.2
Payable as of December 31, 2016	2.9	7.3
Total	$76.2	$194.5
Per unit(1)	$1.29	$1.29

(1)Excludes special distribution of $149.3 million or $1.60 per Trust unit, paid out on April 19, 2016 to holders of record at the close of business on April 5, 2016.

	2015
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$29.6	$76.3
Payable as of December 31, 2015	2.7	6.9
Total	$32.3	$83.2
Per unit	$1.24	$1.24

The Trust has implemented a distribution reinvestment plan (“DRIP”), which allows certain Canadian resident unitholders to elect to have their distributions reinvested in additional Trust Units. No brokerage commissions or service charges are payable in connection with the purchase of Trust Units under the DRIP and the Trust will pay all administrative costs. The automatic reinvestment of distributions under the DRIP does not relieve holders of Trust Units of any income tax applicable to such distributions. For the year ended December 31, 2016, $4,523,970 (dollars) or 162,827 Trust Units were issued through the DRIP, compared to $1,859,505 (dollars), or 69,214 Trust Units during the same period in 2015.

The Trust paid a special distribution of $149.3 million or $1.60 per Trust Unit, paid out on April 19, 2016 to holders of record at the close of business on April 5, 2016.

NOTE 13: EQUITY

The components of equity are as follows:

(Millions)	Dec. 31, 2016	Dec. 31, 2015
Trust Units	$559.0	$554.4
Contributed surplus	2.9	2.9
Retained earnings	317.1	366.5
Unitholders’ equity	879.0	923.8
Non-controlling interest	2,283.4	2,409.2
Total	$3,162.4	$3,333.0

Authorized Capital and Outstanding Securities

The Trust is authorized to issue an unlimited number of two classes of units: Trust Units and Special Voting Units. Special Voting Units are only issued in tandem with the issuance of Class B LP Units. As of December 31, 2016, the Trust had a total of 26,413,171 Trust Units outstanding and 67,088,022 Class B LP Units outstanding (and a corresponding number of Special Voting Units).

The following tables summarize the changes in the units outstanding during the year ended December 31, 2016 and December 31, 2015:

	2016
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	26,250,344	67,088,022
Units issued pursuant to DRIP	162,827	—
Total units outstanding at December 31, 2016	26,413,171	67,088,022

	2015
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	26,218,183	67,088,022
Units repurchased	(37,053)	—
Units issued pursuant to DRIP	69,214	—
Total units outstanding at December 31, 2015	26,250,344	67,088,022

46	2016 Annual Report

For the year ended December 31, 2016, the weighted average number of Trust Units outstanding was 26,346,054 (compared to 26,246,958 for the year ended December 31, 2015).

In November 2016, the Trust renewed its normal course issuer bid for its Trust Units for a further one-year period. During the twelve-month period commencing November 14, 2016 and ending November 13, 2017, the Trust may purchase on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange and any alternative Canadian trading system up to 1,581,302 Trust Units, representing approximately 10% of its public float. During the year, the Trust did not purchase any Trust Units through open market purchases.

Trust Units

Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and in any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and ratably without discrimination, preference, or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any written resolution of unitholders. The Trust Units have no conversion, retraction, or redemption rights.

Special Voting Units

Special Voting Units are only issued in tandem with Class B LP Units of BOPC LP and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or with respect to written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or to any interest in any distributions (whether of net income, net realized capital gains, or other amounts), or to any interest in any net assets in the event of termination or winding-up.

Non-Controlling interest

The Trust classifies the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit that entitles the holder thereof to receive notice of, to attend, and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per-unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

BOPC LP is a subsidiary of BOX, which owns 100% of the issued and outstanding Class A LP Units of BOPC LP. Summarized financial information for BOPC LP has not been disclosed as all the investment properties are held in BOPC LP and as such BOPC LP is substantially the same as BOX.

NOTE 14: REVENUE AND EXPENSES

(a)	Commercial property revenue

The components of revenue are as follows:

(Millions)	2016	2015
Rental revenue	$502.8	$513.5
Non-cash rental revenue	16.9	1.1
Lease termination and other income	2.8	2.3
Commercial property revenue	$522.5	$516.9

The Trust generally leases investment properties under operating leases with lease terms between five and 10 years, with options to extend up to five additional years.

Future minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	2016	2015
Not later than 1 year	$270.6	$262.6
Later than 1 year and not longer than 5 years	1,146.1	1,111.7
Later than 5 years	1,953.6	2,024.0
	$3,370.3	$3,398.3

Brookfield Canada Office Properties	47

b)	Expenses

The following represents an analysis of the nature of the expense included in direct commercial property expense, interest expense, and general and administrative expense:

(Millions)	2016	2015
Employee benefits (1)	$18.7	$19.2
Interest expense	91.6	84.3
Property maintenance	121.2	124.1
Real estate taxes	114.9	107.5
Ground rents	12.4	16.6
Asset management fees and other	23.3	21.3
Total expenses	$382.1	$373.0

1) Includes $18.7 million paid to a subsidiary of BAM for payroll services during 2016 (2015 - $18.5 million)

Operating expenses include ground rent expenses year ended December 31, 2016, of $12.4 million (compared to $16.6 million in 2015) representing rent expense associated with operating leases for land on which certain of the Trust's investment properties are situated. These leases have remaining terms of between seven and 98 years.

Future minimum lease payments under these arrangements are as follows:

(Millions)	2016	2015
Not later than 1 year	$7.4	$7.4
Later than 1 year and not longer than 5 years	29.8	29.8
Later than 5 years	442.2	449.7
	$479.4	$486.9

NOTE 15: GUARANTEES, CONTINGENCIES, AND OTHER

(a) In the normal course of operations, the Trust and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

(b) As of December 31, 2016, the Trust had commitments totaling $85.9 million for Brookfield Place Calgary East development costs to third parties.

(c) As of December 31, 2016, the Trust has guaranteed up to $350.0 million related to its revolving corporate credit facility, up to $50.0 million related to the construction loan on Bay Adelaide East and up to $60.0 million related to the construction loan on Brookfield Place Calgary East. As of December 31, 2016, the Trust has issued letters of credit of $3.8 million related to its revolving corporate credit facility.

(d) The Trust maintains insurance on its commercial properties in amounts and with deductibles that the Trust believes are in line with what owners of similar properties carry. The Trust maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). The Trust’s all risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence. Windstorm is included under the all risk coverage limit of $1.5 billion. With respect to its commercial properties, the Trust purchases an insurance policy that covers acts of terrorism for limits up to $1.65 billion.

NOTE 16: SEGMENTED INFORMATION

The Trust has only one business segment: the ownership and operation of investment properties in Canada. The Trust identifies each investment property as an individual segment and has aggregated them into a single reportable segment based on similarity in the nature of the product, tenants and individual operational processes.

48	2016 Annual Report

NOTE 17: RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions with related parties that have been measured at exchange value and are recognized in the consolidated financial statements.

The Trust has entered into two service-support agreements with Brookfield Office Properties Management LP (“BOPM LP”), a subsidiary of BOPI, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BOPM LP are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the year ended December 31, 2016, are amounts paid to BOPM LP for property management services of $14.5 million (compared to $13.7 million in 2015). Included in investment properties during the year ended December 31, 2016, are amounts paid to BOPM LP for leasing and construction services of $6.3 million (compared to $8.3 million in 2015). Included in general and administrative expenses during the year ended December 31, 2016, are amounts paid to BOPM LP for asset management and administrative and regulatory compliance services of $20.2 million (compared to $19.5 million in 2015). Effective November 1, 2016, BOPM LP assigned all of its right, title, interest in and obligations under the asset management agreement with respect to the provision of investment advisory services (“Investment Advisory Services”) to Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAM PIC”), a wholly-owned subsidiary of BAM. Included in general and administrative expenses during the year ended December 31, 2016, are amounts paid to BAM PIC for Investment Advisory Services of $1.1 million.

As part of the Trust’s acquisition of Bay Adelaide East from BOPI on an "as-if-completed-and-stabilized basis", wherein BOPI retains the development obligations including construction, lease-up and financing, the parties entered into a lease arrangement, whereby the Trust would receive supplemental payments from BOPI to support an agreed upon net operating income target until achieving stabilized net operating income, which is expected to occur in 2017. During the year ended December 31, 2016 rental payments of $28.4 million were received pursuant to the related party lease (compared to $nil in 2015), which have been recognized as a reduction of the carrying value of the building. Further, as part of the development agreement, the Trust will make a final stabilization payment to BOPI of $56.0 million, subject to achieving stabilized net operating income and targeted permanent financing. This final payment is included in the carrying value of Bay Adelaide East of $601.9 million.

Included in fair value gains (losses) during the year ended December 31, 2016 is $0.7 million (compared to $1.2 million in 2015) paid to a subsidiary of BAM for services provided for the disposition of Royal Centre during the first quarter of 2016.

Included in rental revenues during the year ended December 31, 2016, are amounts received from BAM and its affiliates of $11.5 million (compared to $9.8 million in 2015).

During the year ended December 31, 2016, the Trust paid $6.3 million (compared to $5.5 million in 2015) to subsidiaries of BAM for its all-risk property insurance and rental value coverage, and acts of terrorism coverage as well as sustainable energy services.

Refer to Note 5, Investment Properties, for information on the acquisition of Brookfield Place Calgary East development from BOPI. Included in investment properties during the year ended December 31, 2016 are amounts paid to a subsidiary of BAM of $18.8 million (compared to $83.3 million in 2015) for commercial developments pursuant to a contract to construct Bay Adelaide East.

Compensation of Independent Trustees

The remuneration of independent trustees during the year ended December 31, 2016 and 2015 was as follows:

(Millions)	2016	2015
Cash compensation	$0.4	$0.4
Unit-based awards	0.3	0.3
	$0.7	$0.7

The remuneration of independent trustees is determined by the Trust's Governance and Nominating Committee having regard to the complexity of the Trust's operations, the risks and responsibilities involved in being a trustee of the Trust, the requirement to participate in scheduled and special board meetings, expected participation on the board's standing committees and compensation paid to trustees of comparable entities.

NOTE 18: CAPITAL MANAGEMENT AND LIQUIDITY

The Trust employs a broad range of financing strategies to facilitate growth and manage financial risk.

The Trust continually strives to reduce its weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As of December 31, 2016, the weighted-average cost of capital, assuming a long-term 9.0% return on equity, was 6.2% (compared to 6.2% in 2015).

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The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Liabilities
Investment property and corporate debt	3.8%	3.8%	$2,828.0	$2,838.5
Unitholders’ equity
Trust Units(3)	9.0%	9.0%	692.5	682.8
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,760.0	1,748.6
Total	6.2%	6.2%	$5,280.5	$5,269.9

(1)	Total weighted-average cost of capital is calculated on the weighted average of underlying value.

(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX on the TSX.

(3)	Assumes a long-term 9.0% return on equity for December 31, 2016 and December 31, 2015.

Investment property and corporate debt

The Trust’s investment property and corporate debt is primarily fixed-rate and non-recourse to the Trust, thereby reducing the overall financial risk to the Trust. These financings are typically structured on a loan-to-appraised value basis of between 50% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance investment property and enhances equity returns.

The Trust is subject to certain covenants on its borrowings, including debt service coverage and loan-to-value thresholds. As of December 31, 2016, the Trust was in compliance with all of its covenants.

The Trust’s strategy is to satisfy its liquidity needs using cash on hand, cash flows generated from operating activities, and cash provided by financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on credit facilities, and refinancings, including upward refinancings, of maturing indebtedness are the Trust’s principal sources of capital used to pay operating expenses, distributions, debt service, and recurring capital and leasing costs in its investment property portfolio.

The principal liquidity needs for periods beyond the next year are for unit distributions, scheduled debt maturities, recurring and non-recurring capital expenditures, and development costs. The Trust’s strategy is to meet these needs with one or more of the following:

•	cash flow from operations;
•	construction loans;
•	credit facilities and refinancing opportunities; and
•	divestiture of investment properties.

The Trust attempts to match the maturity of its commercial property and corporate debt portfolio with the average lease terms of its properties. At December 31, 2016, the average term to maturity of the Trust’s investment property and corporate debt portfolio was six years and the Trust’s average lease term of its properties was approximately eight years. The Trust will continue to make efforts to match the maturity of the investment property and corporate debt portfolio with the average lease term of its properties.

The following table presents the contractual maturities of the Trust’s financial liabilities:

	Payments Due By Period
(Millions)	Total	1 year	2 – 3 years	4 – 5 Years	After 5 Years
Investment property and corporate debt (1)	$3,330.2	$158.4	$1,049.0	$1,280.8	$842.0
Accounts payable and other liabilities	166.8	166.8	—	—	—

(1) Includes repayment of principal and interest.

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NOTE 19: OTHER INFORMATION

Supplemental cash flow information:

	2016		2015
(Millions)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Distributions declared to unitholders (1)	$76.2	$194.5	$32.3	$83.2
Add: Distributions payable at the beginning of the year	2.7	6.9	2.7	6.9
Less: Distributions payable at the end of the year	(2.9)	(7.3)	(2.7)	(6.9)
Less: Distributions to participants in DRIP	(4.6)	—	(1.8)	—
Cash distributions paid	$71.4	$194.1	$30.5	$83.2

(1)Included for the year ended December 31, 2016, is a special distribution of $149.3 million or $1.60 per Trust Unit, paid out on April 19, 2016 to holders of record at the close of business on April 5, 2016.

NOTE 20: APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The annual financial statements were approved by the Trust’s Board of Trustees and authorized for issue on January 23, 2017.

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